   As filed with the Securities and Exchange Commission on August 24, 2001.
                                                           Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

 AmerisourceBergen Corporation            Delaware               23-3079390
AmeriSource Health Corporation            Delaware               23-2546940
   AmeriSource Corporation                Delaware               23-2353106
(Exact name of Registrant as (State or Other Jurisdiction of (I.R.S. Employer specified in its charter) Incorporation or Organization) Identification No.)

                                --------------

                          1300 Morris Drive, Suite 100
                           Chesterbrook, PA 19087-5594
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                                --------------

                            William D. Sprague, Esq.
                         Vice President and Secretary
                          AmerisourceBergen Corporation
                          1300 Morris Drive, Suite 100
                           Chesterbrook, PA 19087-5594
                                 (610) 727-7000
     (Name, address including zip code, and telephone number, including area code, of agent for service)

                                --------------
                                With Copies to:

                            Craig L. Godshall, Esq.
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                          Philadelphia, PA 19103-2793
                                (215) 994-4000

                                --------------
     Approximate date of commencement of proposed sale to the public: [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                            Proposed Maximum        Proposed Maximum
        Title of Each Class of            Amount to be      Aggregate Price        Aggregate Offering         Amount of
      Securities to be Registered          Registered         Per Unit (1)               Price            Registration Fee
----------------------------------------------------------------------------------------------------------------------------
5% Convertible Subordinated Notes Due    $300,000,000             100%                $300,000,000           $75,000(1)
     December 1, 2007 of
     AmeriSource Health Corporation
     and AmerisourceBergen
     Corporation
============================================================================================================================
Common Stock of AmerisourceBergen           5,663,730 (2)          --                      --                  -- (3)
     Corporation, par value $.01
     per share
============================================================================================================================
Guarantee by AmeriSource Corporation            --                 --                      --                  -- (4)
============================================================================================================================

(1) Pursuant to Rule 429 under the Securities Act, this Registration Statement contains a combined prospectus that relates to $300,000,000 of 5% Convertible Subordinated Notes due December 1, 2007 issued by AmeriSource Health Corporation and previously registered on Registration Statement No. 333-56538 on Form S-3, filed by AmeriSource Health Corporation and AmeriSource Corporation on March 5, 2001, for which notes AmerisourceBergen Corporation has assumed the obligations of AmeriSource Health Corporation. A registration fee of $75,000 was previously paid with the prior Registration Statement.
(2) Plus such additional indeterminate number of shares as may become issuable upon conversion of the 5% Convertible Subordinated Notes due 2007 registered hereunder by means of adjustment to the conversion price applicable thereto.
(3) The shares of common stock registered hereunder are issuable upon conversion of the 5% Convertible Subordinated Notes due 2007 registered hereunder. Pursuant to Rule 457(i) under the Securities Act, there is no filing fee with respect to the shares of common stock issuable upon conversion.
(4) Pursuant to Rule 457(n) under the Securities Act, there is no filing fee with respect to the Subsidiary Guarantee.

                                --------------
The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
================================================================================

                                     LOGO

                         AMERISOURCEBERGEN CORPORATION

                        AMERISOURCE HEALTH CORPORATION

                       $300,000,000 Principal Amount of
            5% Convertible Subordinated Notes Due December 2007 and 5,663,730 Shares of Common Stock Issuable Upon Conversion of the Notes

     AmeriSource Health Corporation issued the 5% Convertible Subordinated Notes in a private placement in December 2000. On August __, 2001, AmeriSource Health Corporation and Bergen Brunswig Corporation completed a business combination in which AmeriSource and Bergen became wholly-owned subsidiaries of a new parent company named AmerisourceBergen Corporation. In the merger, each outstanding share of AmeriSource common stock was converted into one share of AmerisourceBergen common stock and each share of Bergen common stock was converted into 0.37 shares of AmerisourceBergen common stock. As a result, the notes are convertible into shares of AmerisourceBergen common stock.

     This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes at market prices prevailing at the time of sale, fixed or varying prices determined at the time of sale, or at negotiated prices. The selling securityholders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts or commissions. We will not receive any proceeds from this offering.

     The notes are convertible into shares of AmerisourceBergen's common stock at any time before their maturity or their prior redemption or repurchase by AmeriSource. The notes will mature on December 1, 2007. The conversion rate is
18.8791 shares for each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $52.97 per share.

     AmerisourceBergen or AmeriSource will pay interest on the notes on June 1 and December 1 of each year. The first interest payment was made on June 1, 2001. The notes are subordinated in right of payment to all of our existing and future senior debt. The notes are unconditionally guaranteed on a subordinated basis by AmerisourceBergen's indirect wholly-owned subsidiary, AmeriSource Corporation. In connection with the merger, AmerisourceBergen became a co-obligor with AmeriSource under the 5% Convertible Subordinated Notes. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     On or after December 3, 2004, AmeriSource has the option to redeem all or a portion of the notes that have not been previously converted at the redemption prices set forth in this prospectus. A holder has the option, subject to certain conditions, to require AmeriSource to repurchase any notes held by it in the event of a "Change in Control," as described in this prospectus, at a price equal to 100% of the principal amount of the notes plus accrued interest to the date of repurchase. The merger, in which AmeriSource and Bergen became subsidiaries of AmerisourceBergen, did not constitute a Change in Control.

         We have not applied for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes are eligible for trading in the Private Offerings, Resale and Trading Through Automated Linkages (PORTAL) market of the National Association of Securities Dealers, Inc. AmerisourceBergen common stock is traded on the New York Stock Exchange under the symbol "ABC". The closing price of the common stock on the New York Stock Exchange on August __, 2001 was $____ per share.

                                ---------------
         The securities offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 9.

                                ---------------
         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                    This prospectus is dated August __, 2001

         You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.


                               TABLE OF CONTENTS

                                                                       Page

WHERE YOU CAN FIND MORE INFORMATION..................................   2
FORWARD-LOOKING STATEMENTS...........................................   3
SUMMARY..............................................................   5
RISK FACTORS.........................................................   9
USE OF PROCEEDS......................................................  14
RATIO OF EARNINGS TO FIXED CHARGES...................................  15
DESCRIPTION OF THE NOTES.............................................  15
CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES.....  30
DESCRIPTION OF CAPITAL STOCK.........................................  34
SELLING SECURITYHOLDERS..............................................  36
PLAN OF DISTRIBUTION.................................................  43
LEGAL MATTERS........................................................  44
EXPERTS..............................................................  44



                       WHERE YOU CAN FIND MORE INFORMATION

         AmerisourceBergen files, and AmeriSource and Bergen have filed, reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

         AmerisourceBergen common stock is traded on the New York Stock Exchange and, therefore, the information AmerisourceBergen files with the Commission may also be inspected at the offices of the New York Stock Exchange, located at 20 Broad Street, New York, NY 10005.

         The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information superseded by this prospectus. This prospectus incorporates by reference the documents set forth below that AmeriSource, Bergen and AmerisourceBergen have previously filed with the Commission. These documents contain important information about AmeriSource, Bergen and AmerisourceBergen.

         . AmeriSource's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

         . AmeriSource's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

         . AmeriSource's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000;

         . AmeriSource's Annual Report on Form 10-K for the year ended September 30, 2000;

         .     AmeriSource's Current Report on Form 8-K dated July 30, 2001;

         .     AmeriSource's Current Report on Form 8-K dated March 27, 2001;

         .     AmeriSource's Current Report on Form 8-K dated March 19, 2001;

         .     AmeriSource's Current Report on Form 8-K dated December 14, 2000;

         .     AmeriSource's Current Report on Form 8-K dated December 7, 2000;

         .     AmeriSource's Current Report on Form 8-K dated December 4, 2000;

         .     AmeriSource's Proxy Statement on Schedule 14A dated January 26,
               2001;

         . Bergen's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

         . Bergen's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

         . Bergen's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000;

         .     Bergen's Current Report on Form 8-K dated July 30, 2001;

         .     Bergen's Current Report on Form 8-K dated July 18, 2001;

         .     Bergen's Current Report on Form 8-K dated March 19, 2001;

         . Bergen's Annual Report on Form 10-K for the year ended September 30, 2000;

         .     Bergen's Proxy Statement on Schedule 14A dated January 12, 2001;

         . AmerisourceBergen's Registration Statement on Form S-4 dated May 23, 2001, including the final proxy statement-prospectus contained therein at the time of effectiveness;

         .     AmerisourceBergen's Current Report on Form 8-K dated August 1,
               2001.

         This prospectus also incorporates by reference all documents that may be filed by AmerisourceBergen, AmeriSource or Bergen with the Commission under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

         If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Commission. Documents incorporated by reference are available from us without charge, except exhibits, unless we have specifically incorporated by reference an exhibit into a document that this prospectus incorporates. Stockholders may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from:

         AmerisourceBergen Corporation or AmeriSource Corporation, Attention:
General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594 Telephone: (610) 727-7000.

                          FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

         We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

     .        acquisitions and dispositions;

     .        changes in general economic, business and industry conditions;

     . changes in pharmaceutical manufacturer pricing and distribution policies;

     .        changes in political and social conditions and local regulations;

     .        significant litigation;

     .        changes in sales mix;

     .        competition;

     .        disruptions of established supply channels;

     .        degree of acceptance of new products;

     . difficulty of forecasting sales at various times in various markets;

     .        the availability, terms and deployment of capital; and

     . the other factors discussed below under the heading "Risk Factors" and elsewhere in this prospectus.

     All of our forward-looking statements should be considered in light of these factors and other factors set forth in "Risk Factors" and elsewhere in this prospectus or incorporated by reference in this prospectus. We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise.

                                    SUMMARY

         The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus. Unless the context otherwise requires:

         . "we," "us," "AmerisourceBergen" and "the Company" refer to AmerisourceBergen Corporation and its subsidiaries on a consolidated basis.

         . "AmeriSource" refers to AmeriSource Health Corporation and its subsidiaries on a consolidated basis.

         . "Bergen" refers to Bergen Brunswig Corporation and its subsidiaries on a consolidated basis.



                               AmerisourceBergen

               We are a leading national wholesale distributor of pharmaceutical products and related healthcare services and solutions with pro forma operating revenue (excluding bulk shipments) of approximately $32 billion, pro forma adjusted earnings before interest expense, taxes, depreciation and amortization of approximately $620 million and pro forma operating income of approximately $462 million for the twelve-month period ended March 31, 2001.

               On August __, 2001, AmeriSource and Bergen completed the merger. AmeriSource and Bergen announced their intent to combine in a merger-of-equals to form our company. The merger will enable us to significantly enhance our competitive position with:

         .     enhanced scale of operations;

         .     operating and administrative cost savings;

         .     improved purchasing efficiencies;

         .     improved working capital management; and

         .     broadened product offering.

               As a result of the merger, we expect to achieve estimated cost savings of approximately $125 million per year by the end of the third year following the consummation of the merger from, among other things, the consolidation of distribution facilities and related working capital improvements, the elimination of duplicative administrative functions and generic inventory purchasing efficiencies. We also expect to benefit from lower financing costs as a result of the combination.

               Our greater scale of operations enhances our competitive position in our core wholesale pharmaceutical distribution business through improved access to capital, enhanced purchasing efficiencies and a broader service offering to our customers. We have several initiatives to provide additional value-added services to our customers including pharmaceutical packaging, management information and consulting services and specialty pharmaceutical product distribution and services.

               Our businesses operate in two segments. The first segment, pharmaceutical distribution, includes our core wholesale pharmaceutical drug distribution business, ASD Specialty Healthcare--our pharmaceutical alternate site distribution business and American Health Packaging--our pharmaceutical repackaging business. Pharmaceutical distribution also includes a number of smaller specialty units in areas such as management reimbursement consulting services and third party logistics services for pharmaceutical manufacturers. Our second operating segment is PharMerica, a leading national provider of institutional pharmacy services in long-term care and alternate site settings. PharMerica also provides mail-order pharmacy services to chronically and catastrophically ill patients under workers' compensation programs.

               We are attractively positioned in the market as the only national wholesale pharmaceutical distributor exclusively focused on pharmaceutical product distribution, services and solutions. We serve the following major market segments:

         .     acute care hospitals and health systems;

         .     independent retail pharmacies;

         .     the alternate site market; and

         .     national and regional retail pharmacy chains.


               We currently serve customers through a geographically diverse network of distribution centers in the United States. We are typically the primary source of supply for pharmaceutical and related products to our customers. We offer a broad range of solutions to our customers and suppliers designed to enhance the efficiency and effectiveness of their operations, allowing them to improve the delivery of healthcare to patients and consumers and lower overall costs in the pharmaceutical supply chain.

               In the alternate site market, we supply pharmaceuticals and other related products and services to the oncology, nephrology, vaccine, plasma and other specialty healthcare markets. We serve a continuum of customers including physicians' offices and clinics, skilled nursing facilities, mail-order facilities, assisted living centers and chronically ill patients. We also provide plasma products to acute care hospitals.

               Our principal executive offices are located at 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594 and our western management center is located at 4000 Metropolitan Drive, Orange, California 92868-3510. Our telephone number is (610) 727-7000. AmeriSource's website is http://www. amerisource.com and Bergen's website is http://www.bergenbrunswig.com. Any Internet addresses provided in this prospectus are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.

                                 The Offering

Securities offered.........................................     $300,000,000 aggregate principal amount of 5% Convertible
                                                                Subordinated Notes and 5,663,730 shares of common stock
                                                                issuable upon conversion of the notes.

Interest...................................................     We will pay interest on the notes semi-annually on June 1
                                                                and December 1 of each year, commencing June 1, 2001.

Guarantor..................................................     Our subsidiary, AmeriSource Corporation, has fully and
                                                                unconditionally guaranteed the notes on a subordinated
                                                                basis.

Conversion.................................................     You may convert each note into common stock at any time on or before December 1, 2007 at a conversion rate of 18.8791 shares of common stock per $1,000 principal amount of notes which is equivalent to a conversion price of approximately
                                                                $52.97 per share, subject to adjustment in certain events.

Subordination..............................................     The notes are subordinated to our present and future senior indebtedness. The notes are also effectively subordinated
                                                                in right of payment to all indebtedness and other
                                                                liabilities of our subsidiaries, other than AmeriSource.
                                                                AmeriSource Corporation's obligations under the subsidiary guarantee is subordinated to all existing and future senior indebtedness of AmeriSource Corporation. Neither we nor our subsidiaries are limited from incurring additional debt,
                                                                including senior indebtedness, under the indenture.

Optional redemption by AmeriSource.........................     AmeriSource may redeem the notes, at its option, in whole or in part, on or after December 3, 2004, at the redemption
                                                                prices set forth in this prospectus plus accrued and unpaid interest.

Repurchase at option of holders upon change in a control...     If a change in control of AmerisourceBergen Corporation
                                                                occurs, each note holder will have the right, subject to
                                                                certain conditions and restrictions, to require us to
                                                                repurchase the notes held by them at 100% of their
                                                                principal amount, plus accrued interest to the repurchase
                                                                date. We may choose to pay this purchase price in cash or
                                                                in shares of our common stock valued at 95% of the average closing sales prices for the five trading days immediately preceding and including the third day prior to the
                                                                repurchase date.

Use of proceeds............................................     We will not receive any of the proceeds from the sale by
                                                                any selling securityholder of the notes or the underlying
                                                                common stock.

                                 Risk Factors

         An investment in the notes involves risks. Before you invest, you should consider the risk factors described on pages 9 through 13 of this prospectus.

                                 RISK FACTORS

         An investment in our notes or our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information contained in and incorporated by reference into this prospectus before investing in our notes or our common stock. The trading price of our notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Our substantial indebtedness could adversely affect our financial health and adversely impact our ability to repay the notes.

         We are highly leveraged and we and our subsidiaries will be permitted to incur substantial additional indebtedness in the future. See "Description of Notes."

         Our substantial indebtedness could have important consequences to you. For example, it could:

         . make it more difficult for us to satisfy our obligations with respect to the notes;

         . increase our vulnerability to general adverse economic and industry conditions;

         . limit our ability to obtain additional financing to fund future working capital, capital expenditures, and other general corporate requirements, or to carry out other aspects of our business plan;

         . require us to dedicate a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other aspects of our business plan;

         . limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

         . place us at a competitive disadvantage compared to our competitors that have less debt.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

         Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

         Based on our current level of operations and anticipated cost savings and operating improvements, we believe that cash flow from operations and available cash, together with available borrowings under our new credit facility, will be adequate to meet our future liquidity needs for at least the next few years. We may, however, need to refinance all or a portion of the principal amount of the notes on or prior to maturity.

         We cannot assure you, however, that our business will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available in an amount sufficient to enable us to service our indebtedness, including these notes, or to fund our other liquidity needs. In addition, we cannot assure you that we will be able to refinance any of our indebtedness, including these notes, on commercially reasonable terms or at all.

The market price of our common stock and the notes may fluctuate significantly, which may result in losses for investors.

         The stock market and the price of our common stock may be subject to volatile fluctuations based on general economic and market conditions, industry trends and company performance. The market price for our common stock may also be affected by our ability to meet analysts' expectations. Failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. If similar litigation were instituted against us, it could result in substantial costs and diversion of our management's attention and resources, which could have an adverse effect on our business. Because of the volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price, and therefore the price our notes, could decline as a result.

AmerisourceBergen and AmeriSource are holding companies and rely on dividends from their subsidiaries to make payments on the Notes

         Substantially all of our properties are owned by, and substantially all of our operations are conducted through, our subsidiaries. As a result, we depend on dividends and other payments from our subsidiaries to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to pay dividends and make other payments to us is subject to certain restrictions under the terms of our debt agreements. See "Description of the Notes--Subordination". In addition, the ability of a subsidiary to pay dividends to us will be limited by applicable law. In the event of bankruptcy proceedings affecting a subsidiary, to the extent we are recognized as a creditor of that subsidiary, our claims would still be subordinate to any security interest in or other lien on any assets of that subsidiary and to any of its debt and other obligations that are senior to the payment of the notes.

The notes are subordinated to other debt and not secured by any of our assets, and we may be unable to repay our obligations under the notes.

         The notes will be unsecured and subordinated in right of payment to all of our existing and future senior debt and the obligations of AmeriSource Corporation under the subsidiary guarantee will be unsecured and subordinated in right of payment to all of the existing and future senior debt of AmeriSource Corporation. Because the notes and the obligations of AmeriSource Corporation under the subsidiary guarantee are subordinate to our and AmeriSource Corporation's senior debt, if we experience:

         .    bankruptcy, liquidation or reorganization;

         . an acceleration of the notes due to an event of default under the indenture; or

         . other specified events, we and AmeriSource Corporation will be permitted to make payments on the notes and the subsidiary guarantee, as the case may be, only after we have satisfied all of our senior debt obligations. Therefore, neither we nor AmeriSource Corporation may have sufficient assets remaining to pay amounts due on any or all of the notes.

         The indenture for the notes does not limit our ability, or that of any of our presently existing or future subsidiaries, to incur senior debt, other indebtedness and other liabilities. We and AmeriSource Corporation may have difficulty paying our obligations under the notes or the subsidiary guarantee, as the case may be, if we, or AmeriSource Corporation, incur additional indebtedness or other liabilities. From time to time we and our subsidiaries may incur additional indebtedness, including senior debt, which could adversely affect our ability to pay our obligations under the notes.

The subsidiary guarantee may be unenforceable.

         Although laws differ among various jurisdictions, a court could, under fraudulent conveyance laws, further subordinate or avoid the subsidiary guarantee if it found that the subsidiary guarantee was incurred with actual intent to hinder, delay or defraud creditors or that AmeriSource Corporation did not receive fair consideration or reasonably equivalent value for the subsidiary guarantee and that AmeriSource Corporation was any of the following:

         . insolvent or was rendered insolvent because of the subsidiary guarantee;

         . engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

         . intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

     If a court voided the subsidiary guarantee as the result of a fraudulent conveyance, or held it unenforceable for any other reason, holders of the notes would cease to have a claim against AmeriSource Corporation based on the subsidiary guarantee and would be solely creditors of AmeriSource and AmerisourceBergen.

The assumption of the notes by AmerisourceBergen may be unenforceable.

     Although laws differ among various jurisdictions, a court could, under fraudulent conveyance laws, further subordinate or avoid the assumption of the notes by AmerisourceBergen if it found that the assumption was incurred with actual intent to hinder, delay or defraud creditors or that AmerisourceBergen did not receive fair consideration or reasonably equivalent value for the assumption and that AmerisourceBergen was any of the following:

 .  insolvent or was rendered insolvent because of the assumption;
 .  engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or
 . intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

     If a court voided the assumption as the result of a fraudulent conveyance, or held it unenforceable for any other reason, holders of the notes would cease to have a claim against AmerisourceBergen based on the assumption and would be solely creditors of AmeriSource.

We may be unable to repay or repurchase the notes.

     At maturity, the entire outstanding principal amount of the notes will become due and payable. In addition, if we experience a change in control, as defined in "Description of the Notes--Repurchase at Option of Holders Upon a Change in Control", each holder of the notes may require us to repurchase all or a portion of that holder's notes. At maturity or if a change in control occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the notes, we may elect, if we meet certain conditions, to pay the repurchase price with shares of common stock. Any future borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repayments or repurchases of the notes. If the maturity date or change in control occurs at a time when our other arrangements prohibit us from repaying or repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the notes. In that case, our failure to repurchase any tendered notes or repay the notes due upon maturity would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our senior debt. As a result, in those circumstances, the subordination provisions of the indenture would, absent a waiver, prohibit any repayment or repurchase of the notes until we pay the senior debt in full.

There may be no public market for the notes.

     While the outstanding notes are eligible for trading in the Private Offering, Resale, and Trading through Automated Linkages (PORTAL) Market of the National Association of Securities Dealers, Inc., a screen-based automated market for trading securities for qualified institutional buyers, there is no public trading market for the notes. Although the initial purchasers of the notes have advised us that they intend to make a market in the notes, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we do not know if any market for the notes will develop, or if one does develop, that it will continue for any period of time. If an active market for the notes fails to develop or continue, this failure could harm the trading price and liquidity of the notes. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

AmerisourceBergen may not realize all of the anticipated benefits of the merger.

     The success of the merger will depend in part on our ability to realize the anticipated synergies of $125 million per year by the end of the third year of the existence of AmerisourceBergen and growth opportunities from integrating the businesses of AmeriSource and Bergen. Our success in realizing these synergies, cost savings and growth opportunities, and the timing of this realization, depends on the successful integration of AmeriSource's and Bergen's operations. Even if we are able to integrate the business operations of AmeriSource and Bergen successfully, we cannot assure you that this integration will result in the realization of the full benefits of the synergies, cost savings and growth opportunities that we currently expect to result from this integration or that these benefits will be achieved within the anticipated time frame. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated and the benefits from the merger may be offset by costs incurred in integrating the companies.

Intense competition may erode our profit margins.

     The wholesale distribution of pharmaceuticals and related healthcare services is highly competitive. We compete primarily with the following:

     . national wholesale distributors of pharmaceuticals such as Cardinal Health, Inc. and McKesson Corporation;

     .    regional and local distributors of pharmaceuticals;

     .    chain drugstores that warehouse their own pharmaceuticals;

     .    manufacturers who distribute their products directly to customers; and

     .    other specialty distributors.

     Some of our competitors have greater financial resources than we have. Competitive pressures have contributed to a decline in AmeriSource's and Bergen's pharmaceutical wholesale drug distribution gross profit margins on operating revenue from 5.2% in fiscal 1996 to 4.3% in fiscal 2000 on a combined basis. This trend may continue and our business could be adversely affected as a result.

     PharMerica faces competitive pressure from other market participants that are significantly larger than it is and that have significantly greater financial resources than it does. These competitive pressures could lead to a decline in gross profit margins for PharMerica in the future. In addition, there are relatively few barriers to entry in the local markets served by PharMerica, and PharMerica may encounter substantial competition from new local market entrants. These factors could adversely affect PharMerica's business in the future.

The changing United States healthcare environment may impact our revenue and income.

     Our products and services are intended to function within the structure of the healthcare financing and reimbursement system currently existing in the United States. In recent years, the healthcare industry has undergone significant changes in an effort to reduce costs and government spending. These changes include an increased reliance on managed care, cuts in Medicare funding affecting our healthcare provider customer base, consolidation of competitors, suppliers and customers, and the development of large, sophisticated purchasing groups. We expect the healthcare industry to continue to change significantly in the future. Some of these potential changes, such as a reduction in governmental support of healthcare services or adverse changes in legislation or regulations governing prescription drug pricing, healthcare services or mandated benefits, may cause healthcare industry participants to greatly reduce the amount of our products and services they purchase or the price they are willing to pay for our products and services. Changes in pharmaceutical manufacturers' pricing or distribution policies could also significantly reduce our income.

Our operating revenue and profitability may suffer upon our loss of, or the bankruptcy or insolvency of, a significant customer.

     During the fiscal year ended September 30, 2000 and the six-month period ended March 31, 2001, sales to the Veterans Administration accounted for 7.3% and 7.6%, respectively, of our pro forma operating revenue. In addition, we have contracts with group purchasing organizations ("GPOs") which represent a concentration of buying power among multiple healthcare providers. While we believe the risk of default by a federal government agency is minimal and the credit risk with a GPO contract is spread among the members of the GPO that purchase products from the Company, loss of a major federal government customer or GPO could lead to a significant reduction in revenue. We otherwise have no individual customer that accounted for more than 4.3% of our pro forma fiscal 2000 operating revenue.

Failure in our information technology systems could significantly disrupt our operations, which could reduce our customer base and result in lost revenue.

     Our success depends, in part, on the continued and uninterrupted performance of our information technology, or IT, systems. Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause failures in our IT systems. Sustained or repeated system failures that interrupt our ability to process test orders, deliver test results or perform tests in a timely manner would adversely affect our reputation and result in a loss of customers and net revenue.

     In addition, the wholesale drug distribution businesses of AmeriSource and Bergen were based on different IT systems. We are in the process of evaluating the differing systems and intend to use a common IT system in the future. This process is complex and will take several years to complete. During systems conversions of this type, workflow may be temporarily interrupted, which may cause interruptions in customer service. In addition, the implementation process, including the transfer of databases and master files to new data centers, presents significant conversion risks which could cause failures in our IT systems and disrupt our operations.

Our operations may suffer if government regulations regarding pharmaceuticals change.

     The healthcare industry is highly regulated at the local, state and federal level. Consequently, we are subject to the risk of changes in various local, state, federal and international laws, which include the operating and security standards of the United States Drug Enforcement Administration, or DEA, the Food and Drug Administration, or FDA, various state boards of pharmacy and comparable agencies. These changes may affect our operations, including distribution of prescription pharmaceuticals (including certain controlled substances), operation of pharmacies and packaging of pharmaceuticals. A review of our business by regulatory authorities may result in determinations that could adversely affect the operations of the business.

If we fail to comply with extensive laws and regulations in respect of healthcare fraud, we could suffer penalties or be required to make significant changes to our operations.

     We are subject to extensive and frequently changing local, state and federal laws and regulations relating to healthcare fraud. The federal government continues to strengthen its position and scrutiny over practices involving healthcare fraud affecting the Medicare, Medicaid and other government healthcare programs. Contractual relationships with pharmaceutical manufacturers and healthcare providers subject our business to provisions of the federal Social Security Act which, among other things, (i) preclude persons from soliciting, offering, receiving or paying any remuneration in order to induce the referral of a patient for treatment or for inducing the ordering or purchasing of items or services that are in any way paid for by Medicare, Medicaid or other government-sponsored healthcare programs and (ii) impose a number of restrictions upon referring physicians and providers of designated health services under Medicare and Medicaid programs. Legislative provisions relating to healthcare fraud and abuse give federal enforcement personnel substantially increased funding, powers and remedies to pursue suspected fraud and abuse. While we believe that we are in material compliance with all applicable laws, many of the regulations applicable to us, including those relating to marketing incentives offered by pharmaceutical suppliers, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations. If we fail to comply with applicable laws and regulations, we could suffer civil and criminal penalties, including the loss of licenses or our ability to participate in Medicare, Medicaid and other federal and state healthcare programs.

If key managers leave the Company, our operating results may be adversely affected.

     We depend on our senior management. If some of these employees leave us, operating results could be adversely affected. We cannot be assured that we will be able to retain these or any other key employees.

Federal and state laws that protect patient health information may increase our costs and limit our ability to collect and use that information.

     Our activities subject us to numerous federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information, including the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and related rules and regulations, or Privacy Laws. For example, as part of PharMerica's pharmaceutical dispensing, medical record keeping, third party billing and other services, we collect and maintain patient-identifiable health information, which activities may trigger certain requirements under the Privacy Laws. The costs associated with our efforts to comply with the Privacy Laws could be substantial. Moreover, if we fail to comply with certain Privacy Laws, we could suffer civil and criminal penalties. We can provide no assurance that the costs incurred in complying or penalties we may incur for failure to comply with the Privacy Laws will not have a material effect on us.

Our growth may be limited if we are not able to implement our acquisition strategy.

     Since 1995, and prior to the merger of AmeriSource and Bergen, each of AmeriSource and Bergen completed several acquisitions. Through these acquisitions and other investments, AmeriSource and Bergen expanded their respective geographic presence and breadth of service offerings. We expect to continue to acquire companies as an element of our growth strategy. We may not however be able to identify suitable acquisition candidates or to complete acquisitions on favorable terms. We also may not be able to successfully integrate acquired businesses in a timely or efficient manner.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                      RATIO OF EARNINGS TO FIXED CHARGES

                               AmerisourceBergen

     The following table summarizes the ratios of earnings to fixed charges for AmerisourceBergen which were calculated using summary unaudited pro forma consolidated statement of operations data for the year ended September 30, 2000, and the six months ended March 31, 2001. The summary unaudited pro forma consolidated statement of operations data used in the calculations were prepared under the purchase method of accounting as if the merger between AmeriSource and Bergen and the related financing transactions had been completed on October 1, 1999. We have included this information only for purposes of illustration, and it does not necessarily indicate what the ratios of earnings to fixed charges would have been if the merger and the related financing transactions had not been completed on October 1, 1999. Moreover, this information does not necessarily indicate what the future ratios of earnings to fixed charges will be. You should read this table in conjunction with the "AmerisourceBergen Corporation Unaudited Pro Forma Consolidated Condensed Financial Information" included in the Current Report on Form 8-K filed by AmerisourceBergen on August 1, 2001, which is incorporated herein by reference.



                                                                      YEAR ENDED         SIX MONTHS ENDED
                                                                  SEPTEMBER 30, 2000       MARCH 31, 2001
                                                                ----------------------  --------------------
Ratio of earnings to fixed charges...........................            2.1                     2.6



     The above ratios of earnings to fixed charges have been computed by dividing our earnings from continuing operations before income taxes, distribution on preferred securities of subsidiary trust and fixed charges, by the fixed charges. For purposes of these ratios, fixed charges consist of interest, whether expensed or capitalized, amortization of deferred financing costs, distributions on preferred trust securities and the portion of rent expense representative of interest. The ratios are derived from pro forma financial information that gives effect to the issuance of $500 million Senior Notes due 2008.

     (1) The pro forma ratio of earnings to fixed charges for the nine months ended June 30, 2001 will be included in a Current Report on Form 8-K to be filed by AmerisourceBergen pursuant to the requirements of Item 2 of Form 8-K and, upon filing of such Form 8-K, will be incorporated herein by reference.

                                  AmeriSource

                                   Period From       Fiscal        Fiscal        Fiscal        Fiscal        Fiscal
                                    October 1,     Year Ended    Year Ended    Year Ended    Year Ended    Year Ended
                                   2000 to June     September     September     September     September     September
                                     30, 2001       30, 2000      30, 1999      30, 1998      30, 1997      30, 1996
                                   ------------   ------------  ------------  ------------  ------------  ------------
Ratio of earnings to fixed
charges.......................             5.2           4.3            3.6           2.3           2.7           2.6


     The above ratios of earnings to fixed charges have been computed by dividing AmeriSource's earnings from continuing operations before income taxes, extraordinary loss and fixed charges, by the fixed charges. For purposes of these ratios, fixed charges consist of interest expense and the portion of rent expense representative of interest.


                           DESCRIPTION OF THE NOTES

     AmeriSource issued the notes and AmeriSource Corporation issued the subsidiary guarantee under a document called the "Indenture." On August __, 2001, AmerisourceBergen, AmeriSource, AmeriSource Corporation and Bank One Trust Company, N.A., as Trustee (the "Trustee") executed a First Supplemental Indenture to have AmerisourceBergen become a co-obligor of the notes and to provide for the conversion of the notes into AmerisourceBergen common stock. The Indenture and the First Supplemental Indenture are collectively referred to in this "Description of the Notes" as the Indenture. The Indenture, the notes and the subsidiary guarantee are governed by New York law. Because this section is a summary, it does not describe every aspect of the notes, the subsidiary guarantee and the Indenture. This summary is subject to and qualified in its entirety by reference to all of the provisions of the Indenture, including definitions of certain terms used in the Indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the Indenture. We describe the meaning of only the more important terms. Wherever we refer to particular defined terms, those defined terms are incorporated by reference here. In this section, references to AmerisourceBergen refer to AmerisourceBergen and not its subsidiaries, references to AmeriSource refer to AmeriSource and not its subsidiaries and references to "we," "our" or "us" refer to AmerisourceBergen and AmeriSource (or, as the context requires, either AmerisourceBergen or AmeriSource) and not their respective subsidiaries.

General

     The notes are general, unsecured obligations of AmerisourceBergen and AmeriSource. The notes are subordinated, which means that they rank behind certain of indebtedness as described below. The notes are limited to $300,000,000 aggregate principal amount. We are required to repay the principal amount of the notes in full on December 1, 2007. The notes bear interest at the rate of 5% per annum. We will pay interest on the notes on June 1 and December 1 of each year, commencing on June 1, 2001.

     A holder of notes may convert the notes into shares of AmerisourceBergen common stock initially at the conversion rate of 18.8791 shares per $1,000 in principal amount of notes at any time before the close of business on December 1, 2007, unless the notes have been previously redeemed or repurchased. The conversion rate may be adjusted as described below.

     AmeriSource may redeem the notes at our option at any time on or after December 3, 2004, in whole or in part, at the redemption prices set forth below under "--Optional Redemption," plus accrued and unpaid interest to the redemption date. If there is a Change in Control of AmerisourceBergen, you may have the right to require us to repurchase your notes as described below under "-- Repurchase at Option of Holders Upon a Change in Control."

Form, Denomination, Transfer, Exchange And Book-Entry Procedures

     The notes were issued:

     .    only in fully registered form;

     .    without interest coupons; and

     .    in denominations of $1,000 and greater multiples.

     The notes that are sold under this prospectus will be evidenced by one or more global notes which are deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede"), as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

     . DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

     . an event of default with respect to the notes represented by the global note has occurred and is continuing.

          In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

          DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

     . you cannot get notes registered in your name if they are represented by the global note;

     . you cannot receive certificated (physical) notes in exchange for your beneficial interest in the global notes;

     . you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

     .    all payments on the global note will be made to DTC or its nominee.

     The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in definitive (certificated) form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

     Only institutions (such as a securities broker or dealer) that have accounts with the DTC or its nominee (called "participants") and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

     Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

     We will make cash payments of interest on and principal of and the redemption or repurchase price of the global note, as well as any payment of Liquidated Damages, to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

     We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name".

     We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

     We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

     DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the Trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note, and we and the Trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

     A holder of notes may, at its option, convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of AmerisourceBergen common stock at any time on or prior to the close of business on the maturity date, unless the notes have been previously redeemed or repurchased, at a conversion rate of 18.8791 shares of common stock per $1,000 principal amount of notes. The conversion rate is equivalent to a conversion price of approximately $52.97 per share. The right of a holder of notes to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

     A holder of notes may convert all or part of any note by delivering the note at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained by the Trustee. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are so delivered.

     As promptly as practicable on or after the conversion date, AmerisourceBergen will issue and deliver to the Trustee a certificate or certificates for the number of full shares of AmerisourceBergen common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate will then be sent by the Trustee to the conversion agent for delivery to the holder. The shares of AmerisourceBergen common stock issuable upon conversion of the notes will be fully-paid and nonassessable and will rank equally with the other shares of AmerisourceBergen common stock.

     If a holder of notes surrenders a note for conversion on a date that is not an Interest Payment Date, the holder will not be entitled to receive any interest for the period from the next preceding Interest Payment Date to the conversion date, except as described below in this paragraph. Any note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except notes (or portions thereof) called for redemption on a redemption date or to be repurchased on a repurchase date for which the right to convert would terminate during such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of notes being surrendered for conversion. In the case of any note which has been converted after any Regular Record Date but before the next succeeding Interest Payment Date, interest payable on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the holder of such note on such Regular Record Date.

     No other payment or adjustment for interest, or for any dividends in respect of AmerisourceBergen common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, AmerisourceBergen will pay cash based on the market price of AmerisourceBergen common stock at the close of business on the conversion date.

     A holder of notes will not be required to pay any stamp or similar taxes or duties relating to the issue or delivery of AmerisourceBergen common stock on conversion but will be required to pay any stamp or similar tax or duty relating to any transfer involved in the issue or delivery of AmerisourceBergen common stock in a name other than that of the holder. Certificates representing shares of AmerisourceBergen common stock will not be issued or delivered unless all stamp or similar taxes and duties, if any, payable by the holder have been paid. The conversion of notes into AmerisourceBergen common stock may be considered a taxable exchange for federal income tax purposes. See "Certain United States Federal Income and Estate Tax Consequences -- Tax Consequences to U.S. Holders."

     The conversion rate will be subject to adjustment for, among other things:

     . dividends (and other distributions) payable in AmerisourceBergen common stock on shares of AmerisourceBergen capital stock,

     . the issuance to all holders of AmerisourceBergen common stock of rights, options or warrants entitling them to subscribe for or purchase AmerisourceBergen common stock at less than the then Current Market Price of such common stock

         (determined as provided in the Indenture) as of the record date for stockholders entitled to receive such rights, options or warrants,

     . subdivisions, combinations and reclassifications of AmerisourceBergen common stock,

     . distributions to all holders of AmerisourceBergen common stock of evidences of indebtedness of AmerisourceBergen, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations discussed below),

     . distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in the immediately preceding clause, or cash distributed upon a merger or consolidation to which the next succeeding paragraph applies) to all holders of AmerisourceBergen common stock in an aggregate amount that, combined together with (1) other such all-cash distributions made within the preceding 365-day period in respect of which no adjustment has been made and (2) any cash and the fair market value of other consideration payable in connection with any tender offer by AmerisourceBergen or any of its subsidiaries for AmerisourceBergen common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of AmerisourceBergen's market capitalization (being the product of the Current Market Price per share of the common stock on the record date for such distribution and the number of shares of common stock then outstanding), and

       . the successful completion of a tender offer made by AmerisourceBergen or any of its subsidiaries for AmerisourceBergen common stock which involves an aggregate consideration that, together with (1) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for AmerisourceBergen common stock expiring within the 365-day period preceding the expiration of such tender offer in respect of which no adjustment has been made and (2) the aggregate amount of any such all-cash distributions referred to in the immediately preceding clause above to all holders of AmerisourceBergen common stock within the 365-day period preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of AmerisourceBergen's market capitalization on the expiration of such tender offer.

     AmerisourceBergen reserves the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as AmerisourceBergen considers to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. AmerisourceBergen will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. AmerisourceBergen will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any adjustments.

     In case of any consolidation or merger of AmerisourceBergen with or into another entity or any merger of another entity into AmerisourceBergen (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of our common stock), or in case of any sale or transfer of all or substantially all of AmerisourceBergen's assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation or merger or sale or transfer.

     AmerisourceBergen may increase the conversion rate for any period of at least 20 days, upon at least 15 days notice, if the AmerisourceBergen Board of Directors determines that the increase would be the in AmerisourceBergen's best interest. The Board of Directors' determination in this regard will be conclusive. AmerisourceBergen will give holders of notes at least 15 days' notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the closing price of AmerisourceBergen common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a Change in Control as defined below.

     If at any time AmerisourceBergen makes a distribution of property to AmerisourceBergen's stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets of AmerisourceBergen, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. See "Certain United States Federal Income and Estate Tax Consequences--Tax Consequences to U.S. Holders."

Subsidiary Guarantee

     AmeriSource Corporation, which is a direct subsidiary of AmeriSource and an indirect subsidiary of AmerisourceBergen, has fully and unconditionally guaranteed, on a subordinated basis, our obligations under the notes. The obligations of AmeriSource Corporation under the subsidiary guarantee is subordinated to the prior payment in full in cash or cash equivalents of all Senior Debt of AmeriSource Corporation. The subordination provisions applicable to the subsidiary guarantee are substantially the same as the subordination provisions applicable to the notes. The obligations of AmeriSource Corporation under the subsidiary guarantee are limited as necessary to seek to prevent such subsidiary guarantee from constituting a fraudulent conveyance under applicable law.

     AmeriSource Corporation may not sell or otherwise dispose of all or substantially all of its assets, or consolidate with or merge with or into, another person unless:

     . immediately after giving effect to that transaction, no default or event of default exists under the Indenture; and

     . the person acquiring the property in any similar sale or disposition or the person formed by or surviving any similar consolidation or merger assumes all the obligations of AmeriSource Corporation pursuant to a supplemental indenture satisfactory to the trustee.

     AmeriSource Corporation will be released from its subsidiary guarantee:

     . in connection with any sale or other disposition of all or substantially all of its assets, if the disposition is to us; or

     . in connection with any sale of all of its capital stock, if the person acquiring the capital stock assumes all the obligations of AmeriSource Corporation pursuant to a supplemental indenture satisfactory to the trustee.

Subordination

     The notes are subordinated and, as a result, the payment of the principal, any premium and interest (including Liquidated Damages) on the notes, including amounts payable on any redemption or repurchase, will be subordinated to the prior payment in full, in cash or other payment satisfactory to holders of Senior Debt, of all of our senior debt. The obligations of AmeriSource Corporation under the subsidiary guarantee is subordinated to all existing and future senior debt of AmeriSource Corporation.

     "Senior Debt" is defined in the Indenture with respect to each of AmerisourceBergen, AmeriSource and AmeriSource Corporation to mean: the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed:


     . indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other written obligation,

     . obligations for money borrowed and obligations under the receivables securitization facility,

     . obligations evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind,

     . obligations (1) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or (2) as lessee under other leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes,

     . obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements,

     . obligations with respect to letters of credit, bankers' acceptances and similar facilities (including reimbursement obligations with respect to the foregoing),

     . obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business),

     . obligations of the type referred to in the above clauses of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property, and

     . renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in the above clauses of this definition.

Senior Debt will not include the notes or any other indebtedness or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provide that it is not superior in right of payment to the notes or the obligations under the subsidiary guarantee.

     AmerisourceBergen or AmeriSource may not make any payment on account of principal, premium or interest (including Liquidated Damages, if any) on the notes, or redemption or repurchase of the notes, if either of the following occurs:

     . AmerisourceBergen or AmeriSource, as the case may be, defaults in its obligations to pay principal, premium, interest or other amounts on its Senior Debt, including a default under any redemption or repurchase obligation, and the default continues beyond any grace period that AmerisourceBergen or AmeriSource may have to make those payments; or

     . any other default occurs and is continuing on any Designated Senior Debt of AmerisourceBergen or AmeriSource, as the case may be, and (1) the default permits the holders of the Designated Senior Debt to accelerate its maturity and (2) the Trustee has received a notice (a "Payment Blockage Notice") of the default from AmerisourceBergen or AmeriSource, the holder of such debt or such other person permitted to give such notice under the Indenture.

     If payments of the notes have been blocked by a payment default on Senior Debt, payments on the notes may resume when the payment default has been cured or waived or ceases to exist. If payments on the notes have been blocked by a nonpayment default, payments on the notes may resume on the earlier of (1) the date the nonpayment default is cured or waived or ceases to exist or (2) 179 days after the Payment Blockage Notice is received.

     No nonpayment default that existed on the day a Payment Blockage Notice was delivered to the Trustee can be used as the basis for any subsequent Payment Blockage Notice. In addition, once a holder of Designated Senior Debt has blocked payment on the notes by giving a Payment Blockage Notice, no new period of payment blockage can be commenced pursuant to a subsequent Payment Blockage Notice until both of the following are satisfied:

     . 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

     . all scheduled payments of principal, any premium and interest with respect to the notes that have come due have been paid in full in cash.

"Designated Senior Debt" means our obligations under the Liquidity Credit Facility, the Receivables Securitization Facility and the Revolving Credit Facility and under any other particular Senior Debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party), whether or not executed contemporaneously with the issuance of such Senior Debt expressly provides that such Senior Debt shall be "Designated Senior Debt" for purposes of this prospectus (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Debt to exercise the rights of Designated Senior Debt).

"Liquidity Credit Facility" means the credit facility created pursuant to the Liquidity Facility Credit Agreement dated as of October 3, 2000 among AmeriSource Corporation, as borrower, AmeriSource Health Corporation, as a guarantor, the lenders identified therein and Bank of America, N.A. as administrative agent, as such agreement has been or may be amended, supplemented, restated, extended, renewed or otherwise modified from time to time and includes any agreement

(and all successor agreements thereto) extending the maturity of, refinancing or otherwise restructuring all or any portion of the indebtedness under such agreement or any successor agreement.

"Receivables Securitization Facility" means a credit facility which was entered into pursuant to the Receivables Purchase Agreement, dated May 14, 1999, among AmeriSource Receivables Financial Corporation, as seller, AmeriSource Corporation, as servicer, AmeriSource Health Corporation, as guarantor, Delaware Funding Corporation, as buyer, and Morgan Guaranty Trust Company of New York, as administrative agent, as such agreement has been or may be amended, supplemented, restated, extended, renewed or otherwise modified from time to time and includes any agreement (and all successor agreements thereto) extending the maturity of, refinancing or otherwise restructuring all or any portion of the indebtedness under such agreement or any successor agreement.

"Revolving Credit Facility" means a credit facility created pursuant to the Revolving Credit Agreement dated as of January 8, 1997 among AmeriSource Corporation, as borrower, AmeriSource Health Corporation, as a guarantor, the lenders identified therein and Bank of America, N.A., as administrative agent, as such agreement has been or may be amended, supplemented, restated, extended, renewed or otherwise modified from time to time and includes any agreement (and all successor agreements thereto) extending the maturity of, refinancing or otherwise restructuring all or any portion of the indebtedness under such agreement or any successor agreement.

     In addition, upon any acceleration of the principal due on the notes as a result of an Event of Default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, interest and other amounts due on all of our Senior Debt must be paid in full before a holder of notes is entitled to receive any payment. By reason of such subordination, in the event of insolvency, our creditors who are holders of our Senior Debt are likely to recover more, ratably, than a holder of notes is, and a holder of notes will likely experience a reduction or elimination of payments on the notes.

     The Indenture does not limit our ability or the ability of AmeriSource Corporation to incur Senior Debt or our ability or the ability of AmeriSource Corporation or our other subsidiaries to incur any other indebtedness.

Optional Redemption

     On or after December 3, 2004, AmeriSource may redeem the notes, in whole or in part, at the prices set forth below. If AmeriSource elects to redeem all or part of the notes, AmeriSource will give at least 30, but no more than 60, days notice to you.

     The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on December 1 of the following years (December 3, 2004 through December 1, 2005 in the case of the first such period):

                                                   Redemption
                        Year                         Price
                        ----                       ----------
                        2004                        102.143%
                        2005                        101.429%
                        2006                        100.714%


and thereafter is equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption.

     No sinking fund is provided for the notes, which means that the Indenture does not require us to redeem or retire the notes periodically.

Payment and Conversion

     We will make all payments of principal and interest on the notes by dollar check drawn on an account maintained at a bank in The City of New York. If a holder of notes holds registered notes with a face value greater than $2,000,000, at the request of the holder we will make payments of principal or interest to the holder by wire transfer to an account maintained by the holder at a bank in The City of New York. Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on December 1 or June 1 (whether or not a business day) immediately preceding the relevant Interest Payment Date (a "Regular Record Date"). If a holder of notes holds registered notes with a face value in excess of $2,000,000 and the holder would like to receive payments by wire transfer, the holder will be required to provide the Trustee with wire transfer instructions at least 15 days prior to the relevant payment date.

     Payments on any global note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any of our agents or the Trustee's agents has or will have any responsibility or liability for (1) any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global note, or
(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

     We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

     Notes may be surrendered for conversion at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "-- Conversion Rights."

     We have initially appointed the Trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the notes have been made available for payment and either paid or returned to us as provided in the Indenture, the Trustee will maintain an office or agency in the Borough of Manhattan, The City of New York for surrender of notes for conversion. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with "--Notices" below.

     All moneys deposited with the Trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and a holder of notes will then look only to us for payment.

Repurchase at Option of Holders Upon a Change in Control

     If a Change in Control as defined below occurs, a holder of notes will have the right, at its option, to require us to repurchase all of the notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to, but excluding, the repurchase date.

     At AmerisourceBergen's option, instead of paying the repurchase price in cash, AmerisourceBergen may pay the repurchase price in AmerisourceBergen common stock valued at 95% of the average of the closing prices of our common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. AmerisourceBergen may only pay the repurchase price in AmerisourceBergen common stock if AmerisourceBergen satisfies conditions provided in the Indenture.

     Within 30 days after the occurrence of a Change in Control, we are obligated to give to the holders of notes notice of the Change in Control and of the repurchase right arising as a result of the Change of Control. In addition, at such time, AmerisourceBergen must give notice if AmerisourceBergen is exercising its option to pay the repurchase price in AmerisourceBergen common stock. We must also deliver a copy of this notice to the Trustee. To exercise the repurchase right, a holder of notes must deliver on or before the 30th day after the date of our notice irrevocable written notice to the Trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

     A Change in Control will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

          (1) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of AmerisourceBergen capital stock entitling the person to exercise 50% or more of the total voting power of all shares of AmerisourceBergen capital stock that is entitled to vote generally in elections of directors, other than an acquisition by AmerisourceBergen, any of its subsidiaries or any of its employee benefit plans; or

          (2) AmerisourceBergen merges or consolidates with or into any other person, any merger of another person into AmerisourceBergen, or AmerisourceBergen conveys, sells, transfers or leases all or substantially all of its assets to another Person, other than any such transaction (a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of AmerisourceBergen capital stock, or
     (b) pursuant to which the holders of AmerisourceBergen common stock immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction, or (c) which is effected solely to change AmerisourceBergen's jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of AmerisourceBergen common stock into solely shares of common stock.

     However, a Change in Control will not be deemed to have occurred if either
(A) the closing price per share of AmerisourceBergen common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control, in the case of a Change in Control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of Change in Control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days, or (B) all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation otherwise constituting a Change of Control under clause (1) and/or clause (2) above consists of shares of common stock traded on a national securities exchange or listed on the New York Stock Exchange (or will be so traded or quoted immediately following such merger or consolidation) and as a result of such merger or consolidation the notes become convertible into such common stock.

     For purposes of these provisions:

     . the conversion price is equal to $1,000 divided by the conversion rate;

     . whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

     . "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     Rule 13e-4 under the Exchange Act requires the dissemination of prescribed information to securityholders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to the holders of notes. We will comply with this rule to the extent it applies at that time.

     We may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the Initial Purchasers, be re-issued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

     The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of AmerisourceBergen's assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of AmerisourceBergen's assets may be uncertain.

     The foregoing provisions would not necessarily provide you with protection if AmerisourceBergen is involved in a highly leveraged or other transaction that may adversely affect the holders.

     Our ability to repurchase notes upon the occurrence of a Change in Control is subject to important limitations. Some of the events constituting a Change in Control could result in an event of default under our Senior Debt. Moreover, a Change in Control could cause an event of default under, or be prohibited or limited by, the terms of our Senior Debt. As a result, unless we were to obtain a waiver, a repurchase of the notes in cash could be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. Although AmerisourceBergen has the right to repurchase the notes with AmerisourceBergen common stock, subject to certain conditions, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a Change in Control, an Event of Default under the Indenture would occur, whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under our Senior Debt. See "-- Subordination".

Mergers and Sales of Assets

     We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us unless:

     . the person formed by such consolidation or into or with which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of, premium, if any, and interest on the notes and the performance of our other covenants under the Indenture, and

     . immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing.

Events of Default

     The following will be Events of Default under the Indenture:

     . we fail to pay principal of or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the Indenture;

     . we fail to pay any interest, including any Liquidated Damages, on any note when due, which failure continues for 30 days, whether or not prohibited by the subordination provisions of the Indenture;

     . we fail to provide notice of a Change in Control, whether or not such notice is prohibited by the subordination provisions of the Indenture;

     . we fail to perform any other covenant in the Indenture, which failure continues for 60 days after written notice as provided in the Indenture;

     . any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed (or any guarantee thereof) by us or any of our significant subsidiaries in an aggregate principal amount in excess of $15.0 million is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the Indenture;

     . certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries; or

     . except as permitted by the Indenture, the subsidiary guarantee shall for any reason cease to be, or be asserted in writing by the AmeriSource Corporation or us not to be in full force and effect and enforceable in accordance with its terms.

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holder, unless the holder shall have offered reasonable indemnity to the Trustee. Subject to providing indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default, other than an Event of Default arising from events of insolvency, bankruptcy or reorganization with respect to us or any of our significant subsidiaries, occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding notes may, subject to the subordination provisions of the Indenture, accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all Events of Default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. If an Event of Default arising from events of insolvency, bankruptcy or reorganization with respect to us occurs, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the Trustee. For information as to waiver of defaults, see "-- Meetings, Modification and Waiver".

     A holder of notes will not have any right to institute any proceeding with respect to the Indenture, or for any remedy under the Indenture, unless the holder gives the Trustee written notice of a continuing Event of Default and the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable indemnity, to the Trustee to institute proceedings, and the Trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request and shall have failed to institute such proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of notes for the enforcement of payment of the principal of, premium, if any, or interest, including Liquidated Damages, on the holder's note on or after the respective due dates expressed in its note or the holder's right to convert its note in accordance with the Indenture.

     We will be required to furnish to the Trustee annually a statement as to our performance of certain of our obligations under the Indenture and as to any default in such performance.

Meetings, Modification and Waiver

     The Indenture contains provision for convening meetings of the holders of notes to consider matters affecting their interests.

     Certain limited modifications of the Indenture may be made without the necessity of obtaining the consent of the holders of the notes. Other modifications and amendments of the Indenture may be made, and certain past defaults by us may be waived, either (i) with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding or (ii) by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the notes represented at such meeting. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

     However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

     .    change the stated maturity of the principal or interest of a note;

     . reduce the principal amount of, or any premium or interest on, any note;

     .    reduce the amount payable upon a redemption or mandatory repurchase;

     . modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

     .    change the place or currency of payment on a note;

     . impair the right to institute suit for the enforcement of any payment on any note;

     .    modify our obligation to maintain an office or agency in New York
          City;

     . modify the subordination provisions in a manner that is adverse to the holders of the notes;

     .    adversely affect the right to convert the notes;

     . modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

     . reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the Indenture;

     . reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; or

     . reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

     The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance by us with certain restrictive provisions of the Indenture by written consent. Holders of a majority of the principal amount of notes attending a meeting may also waive compliance by us with certain restrictive provisions of the Indenture by the adoption of a resolution at the meeting if a quorum of holders are present and certain other conditions are met. The holders of a majority in aggregate principal amount of the outstanding notes also may waive by written consent any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest.

Registration Rights

         The registration statement of which this prospectus forms a part has been filed under the terms of a Registration Rights Agreement, which AmeriSource entered into with the initial purchasers of the notes. In the Registration Rights Agreement, AmeriSource and AmeriSource Corporation agree, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes (together, the "Registrable Securities"), that AmeriSource and AmeriSource Corporation would, at their expense:

     . file with the SEC, within 90 days after the date the notes were originally issued, a shelf registration statement covering resales of the Registrable Securities, subject to the right to postpone the filing of the shelf registration statement for an additional 90 days in limited circumstances;

     . use reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date the notes are originally issued, subject to the right to postpone having the shelf registration statement declared effective for an additional 90 days in limited circumstances; and

     . use reasonable efforts to keep effective the shelf registration statement until two years after the date the notes are issued or, if earlier, until there are no outstanding Registrable Securities, which is referred to as the Effectiveness Period.

     AmeriSource will be permitted to suspend the use of this prospectus that is part of the shelf registration statement in connection with the sales of Registrable Securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which AmeriSource can suspend the use of the prospectus may not, however, exceed a total of 45 days in any 90 day period or a total of 90 days in any 365-day period. Following the effectiveness of the registration statement of which this prospectus forms a part, AmeriSource will provide to each holder of Registrable Securities copies of this prospectus, notify each holder that the shelf registration statement has become effective and take certain other actions required to permit public resales of the Registrable Securities.

     AmeriSource may, upon written notice to all the holders of notes, postpone having the shelf registration statement declared effective for a reasonable period not to exceed 90 days if AmeriSource possesses material nonpublic information the disclosure of which would have a material adverse effect on AmeriSource and its subsidiaries taken as a whole. Notwithstanding any such postponement, additional interest, which is referred to as Liquidated Damages, will accrue on the notes if either of the following events, which is referred to as Registration Defaults occurs:

     . on or prior to 90 days following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC; or

     . on or prior to 180 days following the date the notes were originally issued, the shelf registration statement is not declared effective.

     In that case, Liquidated Damages will accrue on the notes from and including the day following the Registration Default to but excluding the day on which the Registration Default has been cured. Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first Interest Payment Date following the date on which the Liquidated Damages began to accrue.

     The rates at which Liquidated Damages will accrue will be as follows:

     . 0.25% of the principal amount per annum to and including the 90th day after the Registration Default; and

     . 0.50% of the principal amount per annum from and after the 91st day after the Registration Default.

     In addition, the interest rate on the notes will be increased if:

     . the shelf registration statement ceases to be effective, or AmeriSource otherwise prevents or restricts holders of Registrable Securities from making sales under the shelf registration statement, for more than 45 days, whether or not consecutive during any 90-day period; or

     . the shelf registration statement ceases to be effective, or AmeriSource otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 12-month period.

     In either event, the interest rate on the notes will increase by an additional 0.50% per annum from the 46th day of the 90-day period or the 91st day of the 12-month period. The increased rate will continue until the earlier of the following:

     . the time the shelf registration statement again becomes effective or the holders of Registrable Securities are again able to make sales under the shelf registration statement, depending on which event triggered the increase in interest rate; or

     .    the date the Effectiveness Period expires.

     A holder who elects to sell any Registrable Securities pursuant to the shelf registration statement will be required to be named as a selling securityholder in this prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with those sales and is bound by the provisions of the Registration Rights Agreement that apply to a holder making such an election, including certain indemnification provisions.

     No holder of Registrable Securities will be entitled to be named as a selling securityholder in this prospectus, and no holder of Registrable Securities is entitled to use this prospectus for offers and resales of Registrable Securities at any time, unless the holder has returned a completed and signed Notice and Questionnaire to AmeriSource.

     Beneficial owners of Registrable Securities who have not returned a Notice and Questionnaire to AmeriSource may receive another Notice and Questionnaire from AmeriSource upon request. Following AmeriSource's receipt of a completed and signed Notice and Questionnaire, AmeriSource will include the Registrable Securities covered thereby in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the Registration Rights Agreement.

     AmeriSource agreed in the Registration Rights Agreement to use its reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be listed on the New York Stock Exchange. However, if the AmerisourceBergen common stock is not then listed on the New York Stock Exchange, AmeriSource will use its reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the AmerisourceBergen common stock is then quoted or listed, upon effectiveness of the shelf registration statement.

     This summary of certain provisions of the Registration Rights Agreement may not contain all the information important to the holders of notes. Holders of notes may request from AmerisourceBergen or AmeriSource a copy of the Registration Rights Agreement.

Notices

     Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

     Notice of a redemption of notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

Replacement of Notes

     We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the Trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the Trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

     We have paid all stamp and other duties, if any, which may have been imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes. We were not required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Governing Law

     The Indenture, the notes and the subsidiary guarantee are governed by and construed in accordance with the laws of the State of New York, United States of America.

The Trustee

     If an Event of Default occurs and is continuing, the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of notes, unless they shall have offered to the Trustee reasonable security or indemnity.


       CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

     The following is a general discussion of certain U.S. federal income and estate tax consequences to you of holding the notes and common stock issuable upon conversion of the notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations ("Regulations"), Internal Revenue Service ("IRS") rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretation.

     This discussion is for your general information only and does not address all aspects of U.S. federal income taxation that may be relevant to you. This discussion does not describe the tax consequences arising under the laws of any foreign, state or local jurisdiction, nor does it describe all of the tax consequences to you in light of your personal circumstances (such as the U.S. federal alternative minimum tax). It also does not address certain tax consequences that may apply to you if you are subject to special tax rules, such as if you are a financial institution, an insurance company, a tax-exempt entity, a dealer in securities, if you hold the notes or common stock in connection with a "straddle", "hedging", or "conversion" transaction for U.S. federal income tax purposes, if you are a non-U.S. person, and your holding the notes or common stock is effectively connected with a trade or business that you conduct in the United States, or if your "functional currency" is not the U.S. dollar. This discussion assumes that you acquired our notes on their original issuance at their original offering price and hold the notes and common stock received upon conversion thereof as capital assets within the meaning of Section 1221 of the Code. We have not sought any ruling from the IRS with respect to statements made and the conclusions reached in this discussion and there can be no assurance that the IRS will agree with our statements and conclusions.

     YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF YOUR PARTICIPATION IN THIS OFFERING, AND YOUR OWNERSHIP AND DISPOSITION OF THE NOTES (INCLUDING CONVERSION OF THE NOTES) OR COMMON STOCK, INCLUDING THE EFFECT THAT YOUR PARTICULAR CIRCUMSTANCES MAY HAVE ON THE TAX CONSEQUENCES OF YOUR PARTICIPATION IN THIS OFFERING, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN THE APPLICABLE LAWS.

Tax Consequences to U.S. Holders

     The following tax discussion applies to you if you are a beneficial owner of the notes or common stock and you are:

     .   a citizen or resident of the United States,

     . a corporation (or other entity taxed as a corporation) created or organized under the laws of the United States or a political subdivision thereof,

     . an estate the income of which is subject to U.S. federal income taxation regardless of source, or

     . a trust if (A) a U.S. court is able to exercise primary supervision over the trust's administration or (B) one or more U.S. persons, as defined under section 7701(a)(30) of the Code, have authority to control all the trust's substantial decisions.

          If you are a partnership or beneficial owner of an interest in a partnership, your tax treatment may depend upon both your status and the partnership's or the partners' status, as the case may be, and you are urged to consult your tax advisor.

          If you are a beneficial owner of the notes or common stock not included in the above list, you are a Non-U.S. Holder and you will generally be subject to the rules described in "--Tax Consequences to Non-U.S. Holders" below.

          Interest on Notes. You will be taxed on interest on a note as the interest accrues or when you actually or constructively receive it, in accordance with your method of accounting for U.S. federal income tax purposes. We do not believe that the notes were issued with "original issue discount" within the meaning of the Code.

          Conversion of Notes. The federal income tax treatment of a conversion of Notes into shares of AmerisourceBergen Common Stock following the Merger is unclear.

          The Internal Revenue Service has ruled that a conversion of notes for stock of a parent corporation is not a taxable exchange when the parent became a co-obligor on the notes with its subsidiary in connection with a prior merger, when the addition of the parent corporation as a co-obligor (together with other changes to the terms of the notes) was viewed as an exchange under Section 1001 of the Code of the subsidiary's notes for new notes. However, it is not clear from the ruling whether the Internal Revenue Service's conclusion regarding the tax-free treatment of the conversion depended upon its prior conclusion, in the same ruling, that the prior note modification was a Section 1001 exchange. If the treatment of the modification as a Section 1001 exchange is not a pre-requisite to this conclusion, then the conversion of notes for AmerisourceBergen common stock should not be a taxable disposition of the notes. If your conversion of the notes into AmerisourceBergen common stock is not a taxable event, your tax basis in any shares of common stock received would be equal to the tax basis in any notes you surrender, and the holding period of those shares would include the holding period for the notes you surrender.

          The notes (with AmerisourceBergen as co-obligor) should be viewed, for federal income tax purposes, as merely a continuation of the AmeriSource notes originally issued in December 2000, and the addition of AmerisourceBergen as co-obligor should not result in a Section 1001 exchange of the notes. As a result, the notes might not be treated, for federal income tax purposes, as obligations of AmerisourceBergen, despite its co-obligor status. If that were the case, (i) you would recognize gain or loss upon conversion of the notes into AmerisourceBergen common stock, measured by the difference between the fair market value of the common stock received and your tax basis in the notes surrendered, and (ii) your tax basis in any shares of common stock received would be equal to the fair market value of common stock on the date of the conversion.

          If you receive cash in lieu of a fractional share of common stock, it will be treated as a payment in exchange for the fractional share. You generally will recognize capital gain or loss equal to the difference between the amount of cash received and the amount of tax basis allocable to the fractional share.

          HOLDERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE POSSIBLE CONSEQUENCES OF CONVERTING NOTES INTO SHARES OF AMERISOURCEBERGEN STOCK FOLLOWING THE MERGER.

          Adjustment of Conversion Rate. The conversion rate of the notes is subject to adjustment in certain circumstances. See "Description of the Notes-- Conversion Rights". Under Section 305(c) of the Code, adjustments that have the effect of increasing or decreasing your proportionate interest in our assets or earnings (for example, an adjustment following a distribution of property to our stockholders) may in some circumstances give rise to a deemed distribution to you. Similarly, a failure to adjust the conversion rate of the notes to reflect a stock dividend or other event increasing the proportionate interest of stockholders of outstanding stock can in some instances give rise to deemed distributions to the stockholders. The deemed distributions will be treated as dividends, returns of capital, or capital gains in accordance with the earnings and profits rules discussed under "--Distributions on Common Stock" below.

          Liquidated Damages. We intend to take the position that the Liquidated Damages described above under "Description of Notes--Registration Rights" will be taxable to you as ordinary income in accordance with your method of accounting for U.S. federal income tax purposes only as and if you become entitled to or receive such Liquidated Damages, depending upon your method of accounting. The IRS, however, may take a different position, which could affect the timing of both your income and our deduction with respect to the Liquidated Damages.

          Distributions on Common Stock. Distributions that you receive on common stock will be treated as dividends for U.S. federal income tax purposes to the extent of current or accumulated earnings and profits as determined under U.S. federal income tax principles. If you are a U.S. corporation, you may qualify for the dividends received deduction. If you are not a corporation, you are not entitled to a dividends received deduction.

          To the extent, if any, that you receive a distribution that would otherwise constitute a dividend for U.S. federal income tax purposes but that exceeds our current and accumulated earnings and profits, the excess will be treated first as a non-taxable return of capital reducing your basis in the common stock. To the extent that such a distribution also exceeds your basis in the common stock, the excess will be treated as capital gain from the sale or exchange of your common stock.

          Sale or Exchange of Notes or Common Stock. In general, subject to the discussion under "--Market Discount" below, you will recognize capital gain or loss on the sale, redemption, retirement or other disposition of a note measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest) and your adjusted tax basis in the note. In general, subject to the discussion under "--Market Discount" below, if you receive common stock upon conversion of a note, you will recognize gain or loss upon a subsequent sale, exchange, redemption or other disposition of the common stock under rules similar to the computation of gain or loss on disposition of the notes. However, special rules may apply to a redemption of common stock which may result in the proceeds of the redemption being treated as a dividend. In general, if you are not a corporation, and have held the notes or common stock for more than one year, you will be subject to a maximum federal tax rate of 20% on the capital gains resulting from the disposition.

          Market Discount. If you acquire a note other than at original issue, you may be affected by the "market discount" provisions of the Code. For this purpose, market discount on a note generally equals the amount, if any, by which the stated redemption price at maturity of the note immediately after you acquire it exceeds your adjusted tax basis in the note. Subject to a de minimis exception, if you acquire a note with market discount and later dispose of the note, you must treat the gain as ordinary income to the extent of the "accrued market discount" on the note when you dispose of it, unless you have made an election to include accrued market discount in your income on a current basis. In general, market discount will be treated as accruing from the time you buy it over the remaining term of the note on a straight-line basis or, at your election, under a constant yield method. If you acquire a note at a market discount and do not elect to include accrued market discount income currently, and you borrowed money (or maintained outstanding debt) to finance your purchase of the note, you may be required to defer the deduction of a portion of the interest on that debt until you dispose of the note in a taxable transaction. If you acquire a note with market discount and receive common stock upon its conversion, and you subsequently sell the common stock, you will be required to treat as ordinary income the amount of accrued market discount that you had not yet included in your income (if any) through the date of conversion.

          IRS Reporting and Backup Withholding. If you are not a corporation, you may be subject to IRS reporting and backup withholding at a rate of 30.5% (or such lesser rate applicable after 2001) on payments of interest on the notes, dividends on common stock, and proceeds from the sale or other disposition of the notes or common stock, if:

          . you fail to furnish your taxpayer identification number ("TIN"), which ordinarily would be your social security number,

          .    you furnish an incorrect TIN,

          . you are notified by the IRS that you have failed to properly report payments of interest or dividends, or

          . under certain circumstances, you fail to certify, under penalties of perjury, that you have furnished a correct TIN and have not been notified by the IRS that you are subject to backup withholding.

          We will also institute backup withholding on payments made to you if instructed to do so by the IRS. If you do not provide us with a correct TIN, you may also be subject to penalties imposed by the IRS.

          You will be allowed to claim any amounts that we withhold as a credit against your U.S. federal income tax liability, if any. If the amount of the backup withholding exceeds your U.S. federal income tax liability, you may seek a refund from the IRS, provided that you follow the requisite procedures. You should consult your own tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Tax Consequences to Non-U.S. Holders

          The following discussion applies to you if you are a Non-U.S. Holder. Non-U.S. Holders' whose income or gain related to the notes or common stock is effectively connected with the conduct of a U.S. trade or business will generally be subject to the foregoing rules applicable to U.S. Holders, subject to applicable treaty relief.

          Payments of interest. Generally, if you or someone acting on your behalf receive payments of interest (including for this purpose, any Liquidated Damages) on the notes, the payments will not be subject to U.S. federal withholding tax if:

          . you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

          .        you are not (a) a controlled foreign corporation for U.S.
                   federal income tax purposes that is related to us through stock ownership or (b) a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

          . you provide a statement, signed under penalties of perjury, that includes your name and address and certifies that you are not a U.S. person.

          If you cannot satisfy these requirements, you will be subject to U.S. federal withholding tax at a rate of 30% unless you qualify for a reduced rate under a tax treaty or under certain other special circumstances. If you qualify for a reduced withholding rate, you will have to declare that you are so qualified by providing us with the appropriate form, signed under penalties of perjury.

          Adjustment of Conversion Rate. The conversion rate of the notes may be adjusted in certain circumstances. See "Description of Notes--Conversion Rights". Any such adjustment could give rise to a deemed distribution to you in the same manner as was described for U.S. Holders. See "Tax Consequences to U.S. Holders--Adjustment of Conversion Rate" above. If so, the deemed distribution would be subject to the rules described below regarding withholding of U.S. federal income tax on dividends. See "--Distributions on Common Stock" below.

          Distributions on Common Stock. If you receive distributions on common stock, they will be dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be subject to U.S. federal withholding tax at a rate of 30% unless you qualify for a reduced rate under a tax treaty or under certain other special circumstances. If you qualify for a reduced withholding rate, you will have to declare that you are so qualified by providing us with the appropriate form, signed under penalties of perjury.

          Sale or Exchange of Notes or Common Stock. In general, you will not be subject to U.S. federal withholding tax on gain recognized upon the sale or other disposition (including a redemption) of a note or common stock received upon conversion thereof unless:

          . you are a nonresident alien individual present in the United States for 183 days or more in the taxable year in which gain is realized, and certain other conditions are satisfied;

          . you are subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates; or

          . we are or have been a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes at any time within the shorter of the five year period preceding the disposition or your holding period.

          We believe we are not presently, and are not likely to become, a USRPHC.

          U.S. Estate Tax. If you own notes when you die and you are not a citizen or resident (as specifically defined for U.S. federal estate tax purposes) of the United States at the time of your death, the notes will not be includible in your gross estate for U.S. federal estate tax purposes, provided that, at the time of your death, you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock, and any payments with respect to the notes would not have been effectively connected with your conduct of a trade or business in the United States. However, the common stock you own will be includible in your gross estate for U.S. federal estate tax purposes as a result of your death, and subject to applicable treaty limitations, may be subject to U.S. federal estate tax.

         IRS Reporting and Backup Withholding. We must report annually to the IRS and to you any interest and dividends paid with respect to any notes or common stock that you hold, and whether they are subject to U.S. federal withholding tax or exempt from such tax under an applicable treaty or the Code. We also report to the IRS and to you any income that we paid to you and that is exempt from federal withholding tax because it is effectively connected with your U.S. trade or business even though that "effectively connected income" is exempt from withholding, you will be required to pay U.S. federal income tax on it. However, you will not be subject to IRS reporting or backup withholding if we have received the appropriate forms from you or on your behalf and provided that we do not have actual knowledge that you are in fact a U.S. Holder. If we pay the proceeds from the disposition of notes or common stock to or through the U.S. office of any broker, the payment will be subject to IRS reporting and possibly backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption, provided that the broker does not have actual knowledge that you are in fact a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. If we pay any proceeds from the distribution of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a "U.S. related person", those proceeds will not be subject to IRS reporting or backup withholding. For this purpose, a "U.S. related person" is:

         . a "controlled foreign corporation" for U.S. federal income tax purposes;

         . a person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or

         . a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in the Regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership, or if at any time during the tax year the partnership is engaged in a U.S. trade or business.

         If we pay proceeds from the disposition of notes or common stock to or through a non-U.S. office of a broker that is a U.S. related person, the Regulations require us to report on the payment unless the broker has documentary evidence in its files that you are a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to such payments, unless we have actual knowledge that you are a U.S. Person.

                         DESCRIPTION OF CAPITAL STOCK


Authorized Capital Stock

         Total Shares. We are authorized to issue a total of 310,000,000 shares of capital stock consisting of:

         .     300,000,000 shares of common stock, par value $0.01 per share;
               and

         .     10,000,000 shares of preferred stock, par value $0.01 per share.

         Listing. The common stock trades on the New York Stock Exchange under the symbol "ABC." No other capital stock of AmerisourceBergen is listed.

         Preemptive Rights. The holders of our common stock and preferred stock have no preemptive rights to purchase or subscribe for any stock or other securities of AmerisourceBergen.

Common Stock

         Voting Rights. Each outstanding share of common stock is entitled to one vote per share. The holders of common stock have the exclusive right to vote for the election of directors and for all other purposes as provided by law.

         Dividends. Subject to the rights of holders of preferred stock, holders of common stock are entitled to receive ratably on a per share basis such dividends and other distributions in cash, stock or property of AmerisourceBergen as may be declared by the board of directors from time to time out of the legally available assets or funds of AmerisourceBergen. We currently intend to pay quarterly dividends on its common stock of $0.025 per share.

         Liquidation. Subject to the rights of holders of preferred stock, in the event of the voluntary or involuntary liquidation, dissolution or winding up of AmerisourceBergen, holders of common stock are entitled to receive all of the remaining assets of AmerisourceBergen available for distribution to its stockholders.

Preferred Stock

         General. Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series with various designations, preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions.

         Voting. Except as required by law, or as otherwise provided by the board of directors, the holders of preferred stock have no voting rights and will not be entitled to any notice of meeting of stockholders.

         Dividends. Holders of preferred stock are entitled to receive, when declared by the board of directors, out of legally available funds, dividends at the rates fixed by the board of directors for the respective series of preferred stock, and no more, before any dividends will be declared and paid, or set apart for payment, on AmerisourceBergen common stock with respect to the same dividend period.

         Liquidation. In the event of the voluntary or involuntary liquidation, dissolution or winding up of AmerisourceBergen, holders of each series of preferred stock are entitled to receive the amount fixed for such series plus, in the case of any series on which dividends will have been determined by the board of directors to be cumulative, an amount equal to all dividends accumulated and unpaid to the date of final distribution whether or not earned or declared before any distribution shall be paid, or set aside for payment, to holders of common stock.

         Redemption. At the option of our board of directors, we may redeem all or part of the shares of any series of preferred stock on such terms and conditions fixed in the applicable preferred stock certificate of designation for such series.

Stockholders Rights Plans

         AmerisourceBergen. On August __, 2001, AmerisourceBergen adopted a stockholder rights plan pursuant to a rights agreement with Mellon Investor Services LLC, as rights agent. Set forth below is a summary of the material provisions of the rights agreement. The summary does not include a complete description of all of the terms of the rights agreement.

         Exercisability of Rights. Under the AmerisourceBergen rights agreement, one right, referred to as an AmerisourceBergen right, attaches to each share of AmerisourceBergen common stock outstanding and, when exercisable, entitles the registered holder to purchase from AmerisourceBergen one one-hundredth of a share of AmerisourceBergen Series A preferred stock at an initial purchase price of $275, subject to customary antidilution adjustments.

         The AmerisourceBergen rights will not become exercisable until the earlier of:

         . 10 business days following a public announcement that a person has become the beneficial owner of 15% or more of the AmerisourceBergen common stock then outstanding; and

         . 10 business days, or such later date as may be determined by the board of directors of AmerisourceBergen, following the commencement of a tender offer or exchange offer that would result in a person becoming the beneficial owner of 15% or more of the AmerisourceBergen common stock then outstanding.

         Series A Preferred Stock. In connection with the creation of the AmerisourceBergen rights, the board of directors of AmerisourceBergen authorized the issuance of 3,000,000 shares of AmerisourceBergen preferred stock designated as AmerisourceBergen Series A preferred stock.

         AmerisourceBergen has designed the dividend, liquidation, voting and redemption features of the AmerisourceBergen Series A preferred stock so that the value of one one-hundredth of a share of AmerisourceBergen Series A preferred stock approximates the value of one share of AmerisourceBergen common stock. Shares of AmerisourceBergen Series A preferred stock may only be purchased after the AmerisourceBergen rights have become exercisable.

         "Flip In" Feature. In the event a person becomes the beneficial owner of 15% or more of the AmerisourceBergen common stock outstanding, each holder of an AmerisourceBergen right, except for such acquiring person, will have the right to acquire, upon exercise of the AmerisourceBergen right, instead of one one-hundredth of a share of AmerisourceBergen Series A preferred stock, shares of AmerisourceBergen Series A preferred stock having a value equal to twice the then current purchase price of each one one-hundredth share of AmerisourceBergen Series A preferred stock. For example, if we assume that the initial purchase price of $275 is in effect on the date that the flip-in feature of the AmerisourceBergen rights is triggered, any holder of an AmerisourceBergen right, except for the person that has become the beneficial owner of 15% or more of the AmerisourceBergen common stock then outstanding, may exercise his or her AmerisourceBergen right by paying to AmerisourceBergen $275 in order to receive from AmerisourceBergen shares of AmerisourceBergen Series A preferred stock having a value equal to $550.

         "Flip Over" Feature. In the event that following a public announcement a person has become the beneficial owner of 15% or more of the AmerisourceBergen common stock then outstanding:

         .  AmerisourceBergen merges into another entity,

         .  another entity merges into AmerisourceBergen, or

         . AmerisourceBergen sells more than 50% of its assets or earning power,

then each holder of an AmerisourceBergen right, except for such person that is the beneficial owner of 15% or more of the AmerisourceBergen common stock then outstanding, may have the right to receive, upon exercise of the AmerisourceBergen right, the number of shares of the acquiring company's capital stock with the greatest voting power having a value equal to twice the then current purchase price of each one one-hundredth share of AmerisourceBergen Series A preferred stock.

         "Exchange" Feature. At any time after a person becomes the beneficial owner of 15% or more, but, in certain circumstances, less than 50%, of the AmerisourceBergen common stock then outstanding, the board of directors of AmerisourceBergen may, at its option, exchange all or part of the AmerisourceBergen rights, except for those held by such acquiring person, for AmerisourceBergen common stock at an exchange ratio of one one-hundredth of a share of AmerisourceBergen common stock for each AmerisourceBergen right, subject to adjustment, and cash instead of fractional shares, if any. Use of this exchange feature means that eligible AmerisourceBergen rights holders will not have to pay a purchase price before receiving shares of AmerisourceBergen Series A preferred stock.

         Redemption of Rights. At any time prior to the earlier to occur of:

         . 10 business days following a public announcement that a person has become the beneficial owner of 15% or more of the AmerisourceBergen common stock then outstanding, or

         .  August __, 2011

the board of directors of AmerisourceBergen may redeem all of the AmerisourceBergen rights at a redemption price of $0.01 per right, subject to adjustment. The right to exercise the AmerisourceBergen rights will terminate upon redemption, and at that time, the holders of the AmerisourceBergen rights will have the right to receive only the redemption price for each AmerisourceBergen right they hold.

         Amendment of Rights. At any time prior to the earlier to occur of:

         (a) 10 business days following a public announcement that a person has become the beneficial owner of 15% or more of the AmerisourceBergen common stock then outstanding; and

         (b) 10 business days, or such later date as may be determined by the board of directors of AmerisourceBergen, following the commencement of a tender offer or exchange offer that would result in a person becoming the beneficial owner of 15% or more of the AmerisourceBergen common stock then outstanding, the terms of the existing AmerisourceBergen rights agreement may be amended by the board of directors of AmerisourceBergen without the approval of the holders of the rights. However, after the earlier to occur of (a) and (b) above, the rights agreement may not be amended in any manner that would adversely affect the interests of the holders of the AmerisourceBergen rights, excluding the interests of the acquiror.

         Termination of Rights. If not previously exercised, the AmerisourceBergen rights will expire on August __, 2011 unless AmerisourceBergen earlier redeems or exchanges the AmerisourceBergen rights or extends the expiration date as provided in the rights agreement.

         Anti-Takeover Effects. The AmerisourceBergen rights have anti-takeover effects. Once the AmerisourceBergen rights have become exercisable, in most cases the AmerisourceBergen rights will cause substantial dilution to a person that attempts to acquire or merge with AmerisourceBergen. Accordingly, the existence of the AmerisourceBergen rights may deter potential acquirors from making a takeover proposal or a tender offer. The AmerisourceBergen rights should not interfere with any merger or other business combination approved by the board of directors of AmerisourceBergen since AmerisourceBergen may redeem the AmerisourceBergen rights.


                            SELLING SECURITYHOLDERS

         AmeriSource originally issued the notes in a private placement in December, 2000. The initial purchasers of the notes have advised AmeriSource that the notes were resold in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers", as defined in Rule 144A of the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the notes and/or shares of the common stock issuable upon conversion of the notes pursuant to this prospectus.

         The notes and the shares of common stock issuable upon conversion of the notes have been registered in accordance with the registration rights agreement. Pursuant to the registration rights agreement, we are required to file a registration statement with regard to the notes and the shares of AmerisourceBergen common stock issuable upon conversion of the notes and to keep the registration statement effective until the earlier of:

         (1) the sale of all the securities registered under the registration rights agreement;

         (2) the expiration of the holding period applicable to these securities under Rule 144(k) under the Securities Act with respect to persons who are not our affiliates; and

         (3)   two years from the date the notes were originally issued.

         The selling securityholders may choose to sell notes and/or the shares of common stock issuable upon conversion of the notes from time to time. See "Plan of Distribution".

         The following table sets forth:

         (1) the name of each selling securityholder who has provided AmeriSource with notice as of the date of this prospectus pursuant to the registration rights agreement of their intent to sell or otherwise dispose of notes and/or shares of common stock issuable upon conversion of the notes pursuant to the registration statement,

         (2) the principal amount of notes and the number of shares of AmerisourceBergen common stock issuable upon conversion of the notes which they may sell from time to time pursuant to the registration statement, and

         (3) the amount of outstanding notes and AmerisourceBergen common stock beneficially owned by the selling securityholder prior to the offering, assuming no conversion of the notes.

         To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

         A selling securityholder may offer all or some portion of the notes and shares of the common stock issuable upon conversion of the notes. Accordingly, no estimate can be given as to the amount or percentage of notes or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

         The information contained under the column heading "Shares That May be Sold" assumes conversion of the full amount of the notes held by the holder at the initial rate of 18.8791 shares of common stock per each $1,000 principal amount of notes.

                                                             Amount of                           Shares of
                                                            Notes Owned        Amount of        Common Stock
                                                              Before           Notes that       Owned Before        Shares That
                        Name                                 Offering         May be Sold         Offering          May be Sold
-----------------------------------------------------      -------------     -------------    ------------------   -------------
AAM Zazove Institutional Income Fund, L.P............      $   900,000       $     900,000              0               16,991
Aftra Health Fund....................................      $   600,000       $     600,000              0               11,327
AIG/National Union Fire Insurance....................      $   300,000       $     300,000              0                5,664
Alpine Associates....................................      $ 2,850,000       $   2,850,000              0               53,805
Alpine Partners, L.P.................................      $   550,000       $     550,000              0               10,384
American Motorist Insurance Company..................      $   462,000       $     462,000              0                8,722
American Samoa Government............................      $    40,000       $      40,000              0                  755
AmSouth Bank, custodian for AmSouth Equity
    Income Fund......................................      $ 2,890,000       $   2,890,000              0               54,561
AmSouth Bank, custodian for AmSouth Variable
    Equity Income Fund...............................      $ 1,570,000       $   1,570,000              0               29,640
Arapahoe County Colorado.............................      $    44,000       $      44,000              0                  831
Arbitex Master Fund, L.P.............................      $ 2,000,000       $   2,000,000              0               37,758
Arkansas PERS........................................      $   990,000       $     990,000              0               18,690
Associated Electric & Gas Insurance Services
    Limited..........................................      $   500,000       $     500,000              0                9,440
Aventis Pension Master Trust.........................      $   110,000       $     110,000              0                2,077
Banc of America Securities L.L.C. (1)................      $    35,000       $      35,000              0                  661

Bank Austria Cayman Islands, Ltd.....................      $ 9,330,000       $   9,330,000              0              176,142
BBT Fund, L.P........................................      $10,000,000       $  10,000,000              0              188,791
Bear, Stearns & Company, Inc.........................      $ 2,500,000       $   2,500,000              0               47,198
Boilermaker-Blacksmith Pension Trust.................      $   685,000       $     685,000              0               12,932
Boilermakers Blacksmith Pension Trust................      $ 1,380,000       $   1,380,000              0               26,053
BP Amoco Corporation Master Trust for
    Employee Pension Plans...........................      $ 8,240,000       $   8,240,000              0              155,564
BP Amoco PLC Master Trust............................      $ 1,669,000       $   1,669,000              0               31,509
British Virgin Island Social Security Board..........      $    33,000       $      33,000              0                  623
BS Debt Income Fund - Class A........................      $    10,000       $      10,000              0                  189
BT Opportunity.......................................      $ 4,000,000       $   4,000,000              0               75,516
BT Strategy..........................................      $ 1,000,000       $   1,000,000              0               18,879
Calamos Convertible Fund - Calamos
    Investment Trust.................................      $ 2,430,000       $   2,430,000              0               45,876
Calamos Convertible Growth and Income
     Fund - Calamos Investment Trust.................      $ 1,520,000       $   1,520,000              0               28,696
Calamos Convertible Portfolio - Calamos
    Advisors Trust...................................      $   100,000       $     100,000              0                1,888
Calamos Global Convertible Fund - Calamos
    Investment Trust.................................      $   305,000       $     305,000              0                5,758
Castle Convertible Fund, Inc.........................      $   500,000       $     500,000              0                9,440
Chrysler Corporation Master Retirement
    Trust............................................      $ 3,110,000       $   3,110,000              0               58,714
Citi Cap Arb Fund....................................      $   689,000       $     689,000              0               13,008
City of Albany Pension Plan..........................      $    65,000       $      65,000              0                1,227
City of Knoxville Pension System.....................      $   150,000       $     150,000              0                2,832
City of New Orleans..................................      $   172,000       $     172,000              0                3,247
City University of New York..........................      $   112,000       $     112,000              0                2,114
Clarica Life Insurance Co. - U.S.....................      $   275,000       $     275,000              0                5,192
Continental Assurance Company........................      $ 2,480,000       $   2,480,000              0               46,820
Continental Assurance Company on behalf of
    ITS..............................................       $3,480,000       $   3,480,000              0               65,699
Convertible Arb Qib..................................      $ 1,300,000       $   1,300,000              0               24,543
De Am Convertible Arbitrage Fund.....................      $ 5,250,000       $   5,250,000              0               99,115
Delaware PERS........................................      $ 1,525,000       $   1,525,000              0               28,791
Delta Air Lines Master Trust.........................      $ 1,285,000       $   1,285,000              0               24,260
Delta Air Lines Master Trust.........................      $ 1,275,000       $   1,275,000              0               24,071
Delta Pilots D & S Trust.............................      $   215,000       $     215,000              0                4,059
Delta Pilots Disability and Survivorship Trust.......      $   375,000       $     375,000              0                7,080
Diversified Arb Fund.................................      $ 2,425,000       $   2,425,000              0               45,782
Drury University.....................................      $    40,000       $      40,000              0                  755
Employee Benefit Convertible Securities Fund.........      $   180,000       $     180,000              0                3,398
Enron North America, Corp............................      $ 2,000,000       $   2,000,000              0               37,758
F.R. Convertible Securities Fund.....................      $    80,000       $      80,000              0                1,510
Family Service Life Insurance Company................      $   100,000       $     100,000              0                1,888
Federated Equity Income Fund, Inc....................      $31,470,000       $  31,470,000              0              594,125
Federated Insurance Series on behalf of
    Federated Equity Income Fund II..................      $ 1,200,000       $   1,200,000              0               22,655
Fidelity Financial Trust:  Fidelity Convertible
    Securities Fund..................................      $ 4,300,000       $   4,300,000              0               81,180

                                                              Amount                                 Shares
                                                           Notes Owned          Amount of         Common Stock
                                                              Before            Notes that        Owned Before     Shares That
                     Name                                    Offering          May be Sold          Offering       May be Sold
-----------------------------------------------------     -------------      ---------------     -------------    ------------
General Motors Investment Management
    Corp.............................................      $ 4,000,000       $   4,000,000             0             75,516
General Motors Welfare Benefit Trust Arb
    Fund.............................................      $   375,000       $     375,000             0              7,080
Goldman, Sachs & Company(1)(2).......................      $12,450,000       $  12,450,000             0            235,045
Grady Hospital Foundation............................      $    99,000       $      99,000             0              1,869
Greek Catholic Union.................................      $    20,000       $      20,000             0                378
Greek Catholic Union II..............................      $    15,000       $      15,000             0                283
Guardian Life Insurance Company of America...........      $ 4,700,000       $   4,700,000             0             88,732
Guardian Pension Trust...............................      $   200,000       $     200,000             0              3,776
H.K. Porter Company, Inc.............................      $    20,000       $      20,000             0                378
HFR Convertible Arbitrage Account....................      $   200,000       $     200,000             0              3,776
Hotel Union and Hotel Industry of Hawaii.............      $   339,000       $     339,000             0              6,400
ICI American Holdings................................      $   825,000       $     825,000             0             15,575
Independence Blue Cross..............................      $   120,000       $     120,000             0              2,265
Island Holdings......................................      $    15,000       $      15,000             0                283
Jefferies & Company Inc..............................      $   200,000       $     200,000             0              3,776
KBC Financial Products USA...........................      $   500,000       $     500,000             0              9,440
Kemper Foundation....................................      $   100,000       $     100,000             0              1,888
Kentfield Trading, Ltd...............................      $11,070,000       $  11,070,000             0            208,992
Kettering Medical Center Funded
    Depreciation Account.............................      $    45,000       $      45,000             0                850
Knoxville Utilities Board Retirement System..........      $   100,000       $     100,000             0              1,888
Lancer Securities Cayman Ltd.........................      $   250,000       $     250,000             0              4,720
Lehman Brothers, Inc.................................      $    70,000       $      70,000             0              1,322
Lincoln National Convertible Securities Fund.........      $ 1,600,000       $   1,600,000             0             30,207
Lipper Convertible Series II, L.P....................      $ 2,000,000       $   2,000,000             0             37,758
Lipper Convertibles, L.P.............................      $ 8,850,000       $   8,850,000             0            167,080
Lipper Convertibles, L.P. (Class B)..................      $   581,000       $     581,000             0             10,969
Lipper Offshore Convertibles, L.P. ..................      $ 3,000,000       $   3,000,000             0             56,637
Lipper Offshore Convertibles, L.P. #2................      $   419,000       $     419,000             0              7,910
Local Initiatives Support Corporation................      $    53,000       $      53,000             0              1,001
Louisiana Workers' Compensation Corp.................      $   100,000       $     100,000             0              1,888
Lumbermens...........................................      $   750,000       $     750,000             0             14,159
Mainstay Convertible Fund............................      $ 8,795,000       $   8,795,000             0            166,042
Mainstay VP Convertible Portfolio....................      $ 2,250,000       $   2,250,000             0             42,478
Market Neutral Arb Fund..............................      $ 1,002,000       $   1,002,000             0             18,917
McMahan Securities Co. L.P...........................      $ 1,020,000       $   1,020,000             0             19,257
Merrill Lynch Insurance Group (3)....................      $    98,000       $      98,000             0              1,850
Miller Tabak Roberts Securities, LLC.................      $   170,000       $     170,000             0              3,209
Morgan Stanley & Co..................................      $ 1,528,000       $   1,528,000             0             28,847
Motion Picture Industry Health Plan - Active
    Member Fund......................................      $   435,000       $     435,000             0              8,212
Motion Picture Industry Health Plan - Retiree
    Member Fund......................................      $   145,000       $     145,000             0              2,737
Municipal Employees..................................      $   140,000       $     140,000             0              2,643
Muni Strategy Arbitrage..............................      $ 4,447,000       $   4,447,000             0             83,955
Nabisco Holdings.....................................      $    41,000       $      41,000             0                774
Nalco Chemical Company...............................      $   100,000       $     100,000             0              1,888
Nations Convertible Securities Fund..................      $ 4,745,000       $   4,745,000             0             89,581

                                                              Amount                                 Shares
                                                           Notes Owned          Amount of         Common Stock
                                                              Before            Notes that        Owned Before     Shares That
                     Name                                    Offering          May be Sold          Offering       May be Sold
-----------------------------------------------------     -------------      ---------------     -------------    ------------
Nationwide Separate Account Trust on
    behalf of Nationwide Equity Income Fund..........      $   640,000       $     640,000             0             12,083
New Orleans Firefighters Pension/Relief Fund.........      $   144,000       $     144,000             0              2,719
New York Life Insurance Company......................      $ 7,200,000       $   7,200,000             0            135,930
New York Life Insurance Company and
    Annuity Corporation..............................      $   800,000       $     800,000             0             15,103
New York Life Separate Account #7....................      $ 1,200,000       $   1,200,000             0             22,655
1976 Distribution Trust FBO Jane A. Lauder...........      $    17,000       $      17,000             0                321
1976 Distribution Trust FBO
    Lauder/Zinterhofer...............................      $    18,000       $      18,000             0                340
Occidental Petroleum Corporation.....................      $   178,000       $     178,000             0              3,360
OCM Convertible Trust................................      $ 1,845,000       $   1,845,000             0             34,832
Ohio Bureau of Workers Compensation..................      $   150,000       $     150,000             0              2,832
Ohio National Fund, Inc. on behalf of
    Equity Income Portfolio..........................      $   120,000       $     120,000             0              2,265
Pacific Life Insurance Company.......................      $   500,000       $     500,000             0              9,440
Palladin Securities L.L.C............................      $   500,000       $     500,000             0              9,440
Partner Reinsurance Company Ltd......................      $   750,000       $     750,000             0             14,159
PGEP IV..............................................      $    80,000       $      80,000             0              1,510
Policemen and Firemen Retirement System of
    the City of Detroit..............................      $   500,000       $     500,000             0              9,440
Port Authority of Allegheny County
    Retirement and Disability Allowance Plan
    for the Employees represented by Local 85
    of the Amalgamated Transit Union.................      $   725,000       $     725,000             0             13,687
Primerica Life Insurance Company.....................      $   869,000       $     869,000             0             16,406
Pro Mutual...........................................      $   560,000       $     560,000             0             10,572
Ramius Capital Group Holdings, Ltd...................      $   600,000       $     600,000             0             11,327
Ramius Capital Group Latitude Master Fund............      $ 1,500,000       $   1,500,000             0             28,319
Raytheon Master Pension Trust........................      $   506,000       $     506,000             0              9,553
Regence Oregon.......................................      $   166,000       $     166,000             0              3,134
Regence Utah.........................................      $    56,000       $      56,000             0              1,057
Regence Washington...................................      $   278,000       $     278,000             0              5,248
RJR Reynolds.........................................      $    86,000       $      86,000             0              1,624
Rockhaven Fund.......................................      $    80,000       $      80,000             0              1,510
Rockhaven Premier Dividend Fund......................      $   690,000       $     690,000             0             13,027
SB Convertible Fund..................................      $ 1,000,000       $   1,000,000             0             18,879
SCI Endowment Care Common Trust Fund -
    National Fiduciary Services......................      $    55,000       $      55,000             0              1,038
SCI Endowment Care Common Trust Fund -
    Suntrust.........................................      $    85,000       $      85,000             0              1,605
SG Cowen Securities, Inc.                                  $ 2,040,000       $   2,040,000             0             38,513
Shell Pension Trust..................................      $   393,000       $     393,000             0              7,419
SPT..................................................      $   570,000       $     570,000             0             10,761
Starvest Combined Portfolio..........................      $   310,000       $     310,000             0              5,853
State Employees' Retirement Fund of the
    State of Delaware................................      $ 1,570,000       $   1,570,000             0             29,640
State of Connecticut Combined Investment
    Funds............................................      $ 4,120,000       $   4,120,000             0             77,782
State of Maryland Retirement System..................      $ 2,358,000       $   2,358,000             0             44,517
State of Oregon/Equity...............................      $ 4,950,000       $   4,950,000             0             93,452

                                                              Amount                                 Shares
                                                           Notes Owned          Amount of         Common Stock
                                                              Before            Notes that        Owned Before     Shares That
                     Name                                    Offering          May be Sold          Offering       May be Sold
-----------------------------------------------------     -------------      ---------------     -------------    ------------
The Class 1C Company.................................      $ 2,000,000       $   2,000,000             0             37,758
The Dow Chemical Company Employees'
    Retirement Plan..................................      $ 1,400,000       $   1,400,000             0             26,431
The Estate of James Campbell.........................      $   285,000       $     285,000             0              5,381
The Fondren Foundation...............................      $    50,000       $      50,000             0                944
The Grable Foundation................................      $    86,000       $      86,000             0              1,624
The Travelers Indemnity Company......................      $ 2,565,000       $   2,565,000             0             48,425
The Travelers Insurance Company......................      $   166,000       $     166,000             0              3,134
The Travelers Insurance Company-Life.................      $ 1,474,000       $   1,474,000             0             27,828
The Travelers Insurance Company Separate
    Account TLAC.....................................      $   166,000       $     166,000             0              3,134
The Travelers Life and Annuity Company...............      $   176,000       $     176,000             0              3,323
Travelers Series Managed Assets Trust................      $    75,000       $      75,000             0              1,416
Travelers Series Trust Convertible Bond
    Portfolio........................................      $   225,000       $     225,000             0              4,248
UBKAM Arbitrage Fund Ltd.............................      $ 1,500,000       $   1,500,000             0             28,319
UBKAM Global High Yield Fund Ltd.....................      $ 1,500,000       $   1,500,000             0             28,319
UBS O'Connor, LLC F/B/O Global Equity................      $ 4,000,000       $   4,000,000             0             75,516
UBS Warburg, LLC.....................................      $ 6,800,000       $   6,800,000             0            128,378
Unifi, Inc. Profit Sharing Plan and Trust............      $    70,000       $      70,000             0              1,322
United Food and Commercial Workers Local
    1262 and Employers Pension Fund..................      $   330,000       $     330,000             0              6,230
United Healthcare Insurance Company..................      $   450,000       $     450,000             0              8,496
Value Line Convertible Fund, Inc.....................      $   500,000       $     500,000             0              9,440
Van Kampen Harbor Fund...............................      $ 4,000,000       $   4,000,000       628,000(4)          75,516
Van Waters & Rogers, Inc. Retirement Plan............      $   195,000       $     195,000             0              3,681
Vanguard Convertible Securities Fund, Inc............      $ 4,450,000       $   4,450,000             0             84,012
Zeneca AG Products, Inc..............................      $   150,000       $     150,000             0              2,832
Zeneca Holdings Trust................................      $   375,000       $     375,000             0              7,080
Zurich HFR Master Hedge Fund Index Ltd...............      $    80,000       $      80,000             0              1,510
Zurich Institutional Benchmarks Master Fund
    Ltd. (Global)....................................      $ 1,100,000       $   1,100,000             0             20,767
Unknown (5)..........................................      $17,810,000       $  17,810,000            --            336,237

______________

(1)  One of the initial purchasers.
(2) Goldman, Sachs & Company acted as financial advisor to AmeriSource in its merger transaction with Bergen.
(3) Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as financial advisor to Bergen in its merger transaction with AmeriSource.
(4) All of these shares of common stock are held by entities affiliated with the Van Kampen Harbor Fund.
(5) The name "Unknown" represents the remaining selling securityholders. We are unable to provide the names of these securityholders because certain of these notes are currently evidenced by a global note which has been deposited with DTC and registered in the name of CEDE & Co. as DTC's nominee.

         If, after the date of this prospectus, a securityholder notifies us pursuant to the registration rights agreement of its intent to dispose of notes pursuant to the registration statement, we may supplement this prospectus to include that information.

                              PLAN OF DISTRIBUTION

     We are registering the notes and the shares of our common stock issuable upon conversion of the notes to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. AmeriSource has agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of our common stock issuable upon conversion of the notes covered by this prospectus.

     We will not receive any of the proceeds from the offering of the notes or the shares of AmerisourceBergen common stock issuable upon conversion of the notes by the selling securityholders. The notes and shares of common stock issuable upon conversion of the notes may be sold from time to time directly by any selling securityholder or, alternatively, through underwriters, broker-dealers or agents. If notes or shares of common stock issuable upon conversion of the notes are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

     The notes or shares of common stock issuable upon conversion of the notes may be sold:

     .    in one or more transactions at fixed prices,

     .    at prevailing market prices at the time of sale,

     .    at varying prices determined at the time of sale or

     .    at negotiated prices.

     These sales may be effected in transactions, which may involve block trades or transactions in which the broker acts as agent for the seller and the buyer:

     . on any national securities exchange or quotation service on which the notes or shares of common stock issuable upon conversion of the notes may be listed or quoted at the time of sale,

     .    in the over-the-counter market,

     . in transactions otherwise than on a national securities exchange or quotation service or in the over-the-counter market or through the writing of options.

     In connection with sales of the notes or shares of common stock issuable upon conversion of the notes or otherwise, any selling securityholder may:

     . enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes or shares of common stock issuable upon conversion of the notes in the course of hedging the positions they assume,

     . sell short and deliver notes or shares of common stock issuable upon conversion of the notes to close out the short positions or

     . loan or pledge notes or shares of common stock issuable upon conversion of the notes to broker-dealers that in turn may sell the securities.

     The outstanding AmerisourceBergen common stock is publicly traded on the New York Stock Exchange. The initial purchasers of the notes have advised us that certain of the initial purchasers are making and currently intend to continue making a market in the notes; however, they are not obligated to do so and any market-making of this type may be discontinued at any time without notice, in the sole discretion of the initial purchasers. We do not intend to apply for listing of the notes on the New York Stock Exchange or any securities exchange. Accordingly, we cannot assure that any trading market will develop or have any liquidity.

     The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of common stock issuable upon conversion of the notes may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the notes or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or any of the other available exemptions rather than pursuant to this prospectus.

     There is no assurance that any selling securityholder will sell any or all of the notes or shares of common stock issuable upon conversion of the notes described in this prospectus, and any selling securityholder may transfer, devise or gift the securities by other means not described in this prospectus.

     AmeriSource originally sold the notes to the initial purchasers in December 2000 in a private placement. AmeriSource agreed to indemnify and hold the initial purchasers of the notes harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the notes by the initial purchasers. The registration rights agreement provides for AmeriSource and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

     AmeriSource agreed pursuant to the registration rights agreement to use reasonable efforts to cause the registration statement to which this prospectus relates to become effective within 180 days after the date the notes were originally issued and to keep the registration statement effective until the earlier of:

     . the sale of all the securities registered under the registration rights agreement,

     . the expiration of the holding period applicable to the securities under Rule 144(k) under the Securities Act with respect to persons who are not AmeriSource's affiliates, and

     .    two years from the date the notes were originally issued.

     The registration rights agreement provides that AmeriSource may suspend the use of this prospectus in connection with sales of notes and shares of common stock issuable upon conversion of the notes by holders for a period not to exceed an aggregate of 45 days in any 90-day period or 90 days in any 12-month period if any event occurs or any fact exists that would render the registration statement materially misleading. AmerisourceBergen and AmeriSource will bear the expenses of preparing and filing the registration statement and all post-effective amendments.

                                 LEGAL MATTERS

     The validity of the notes and the shares of common stock issuable upon conversion of the notes offered hereby will be passed upon for AmerisourceBergen by Dechert, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, Pennsylvania 19103. Barton J. Winokur, a partner of Dechert, which performs various legal services for the Company, is a director of AmeriSource and beneficially owns 75,500 shares of its common stock.

                                     EXPERTS

     AmerisourceBergen Corporation. Ernst & Young LLP, independent auditors, have audited the consolidated balance sheet of AmerisourceBergen Corporation as of March 31, 2001, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in this registration statement. AmerisourceBergen's consolidated balance sheet is incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     AmerisourceBergen Corporation. The consolidated balance sheet of AmerisourceBergen Corporation as of March 31, 2001, which is incorporated in this prospectus by reference from Form S-4, has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     AmeriSource. Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedules of AmeriSource Health Corporation included in AmeriSource's Annual Report on Form 10-K for the year ended September 30, 2000, as set forth in their report, which is incorporated by reference in this prospectus. AmeriSource's consolidated financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Bergen. The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Bergen Brunswig Corporation's Annual Report on Form 10-K for the year ended September 30, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution.

         The following table sets forth an estimate of the expenses that will be incurred by AmerisourceBergen in connection with the sale and distribution of the common stock being registered in this registration statement.

              Securities and Exchange Commission registration fee...  $  0 (1)
              Printing and engraving expenses.......................    $25,000
              Legal fees and expenses...............................    $50,000
              Accounting fees and expenses..........................    $25,000
              Miscellaneous.........................................    $10.000
                                                                      ----------
              Total.................................................  $ 110,000
                                                                      ==========

(1) Previously paid pursuant to Rule 429 of the Securities Act.

Item 15. Indemnification of Directors and Officers.

         Delaware law provides that a corporation may include in its certificate of incorporation a provision limiting or eliminating the liability of its directors to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty, except for:

         . a breach of the duty of loyalty to the corporation or its stockholders;

         . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         . payment of a dividend or the repurchase or redemption of stock in violation of Delaware law; or

         . any transaction from which the director derived an improper personal benefit.

         The amended and restated certificate of incorporation, as amended, of AmerisourceBergen provides that the directors of AmerisourceBergen are entitled to the benefits of all limitations on the liability of directors that are now or hereafter become available under Delaware law. Specifically, no director of AmerisourceBergen will be liable to AmerisourceBergen or its stockholders for monetary damages for breach of fiduciary duty as director, except for liability
(a) for any breach of the director's duty of loyalty to AmerisourceBergen or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under section 174 of the Delaware law, which pertains, among other things, to liability for the unlawful payment of dividends, or (d) for any transaction from which the director derived an improper personal benefit.

         Under Delaware law, a corporation may indemnify directors and officers:

         . for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and

         . with respect to any criminal proceeding, they had no reasonable cause to believe that their conduct was unlawful.

         In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

         The amended and restated certificate of incorporation, as amended, of AmerisourceBergen provides that AmerisourceBergen will indemnify any person who is or was a director or officer of AmerisourceBergen, or is or was serving at the request of AmerisourceBergen as a director, officer or trustee of another corporation, trust or other enterprise, with respect to actions taken or omitted by such person in any capacity in which such person serves AmerisourceBergen or such other corporation, trust or other enterprise, to the full extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification will continue as to a person who has ceased to be a director, officer or trustee, as the case may be, and will inure to the benefit of such person's heirs, executors and personal and legal representatives.

Item 16. Exhibits.

         The following exhibits are filed herewith unless otherwise indicated:

Exhibit                                     Description
Number

3.1* Amended and Restated Certificate of Incorporation, as amended, of AmerisourceBergen Corporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 filed on May 23, 2001 (Registration No. 333-61440)).

3.2* Amended and Restated Bylaws of AmerisourceBergen Corporation (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-4 filed on May 23, 2001 (Registration No. 333-61440)).

4.1* Indenture, dated as of December 12, 2000, among AmeriSource Health Corporation, as Issuer, AmeriSource Corporation, as Guarantor, and Bank One Trust Company, N.A., as Trustee for the 5% Convertible Subordinated Notes due December 15, 2007 (incorporated by reference to Exhibit 4.16 to AmeriSource Health Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

4.2* Registration Rights Agreement, dated December 12, 2000, among AmeriSource Health Corporation, as Issuer, AmeriSource Corporation, as Guarantor, and the Purchasers for the 5% Convertible Subordinated Notes due December 15, 2007 (incorporated by reference to Exhibit 4.18 to AmeriSource Health Corporation's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

4.3*            Form of 5% Convertible Subordinated Note (included in Exhibit
                4.1).

4.4** First Supplemental Indenture dated as of August __, 2001 among AmeriSource Health Corporation, as issuer, AmeriSource Corporation, as guarantor, AmerisourceBergen Corporation and Bank One Trust Company, N.A., as Trustee.

5.1** Opinion of Dechert regarding legality of securities being registered.

12.1            Computation of Ratio of Earnings to Fixed Charges.

23.1** Consent of Dechert (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference).

23.2            Consent of Deloitte & Touche LLP Independent Auditors.

23.3            Consent of Ernst & Young LLP Independent Auditors.

24.1 Power of Attorney (included on the signature page of this Form S-3 and incorporated herein by reference).

25.1* Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939 (incorporated by reference to Exhibit 25.1 to AmeriSource Health Corporation's Registration Statement on Form S-3 filed March 2, 2001).

-----------------
*        Previously filed.
**       To be filed by Amendment.


Item 17. Undertakings.

         Each undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

               (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

         Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement,

               (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesterbrook, Commonwealth of Pennsylvania, on August 24, 2001.

                                              AMERISOURCEBERGEN CORPORATION

                                              By: /s/ R. David Yost
                                              -------------------------------
                                                      R. David Yost
                                                      President and
                                                      Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William D. Sprague or R. David Yost as his/her attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place, and stead, in any and all capacities, to sign and file Registration Statement(s) and any and all pre- or post-effective amendments to such Registration Statement(s), with all exhibits thereto and hereto, and other documents with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this prospectus has been signed by the following persons in the capacities and on the dates indicated.


            Name                       Title                        Date

/s/ Robert E. Martini
---------------------
 Robert E. Martini    Chairman                                   August 24, 2001

/s/ R. David Yost
---------------------
 R. David Yost        President, Chief Executive Officer and     August 24, 2001
                      Director (Principal Executive Officer)

/s/ Kurt J. Hilzinger
---------------------
 Kurt J. Hilzinger    Executive Vice President, Chief Operating  August 24, 2001
                      Officer and Director


/s/ Neil F. Dimick
---------------------
 Neil F. Dimick       Executive Vice President, Chief Financial  August 24, 2001
                      Officer and Director (Principal Financial
                      Officer and Principal Accounting Officer)

          Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesterbrook, Commonwealth of Pennsylvania, on August 24, 2001.

                                            AMERISOURCE HEALTH CORPORATION
                                            AMERISOURCE CORPORATION

                                            By: /s/ William D. Sprague
                                            ------------------------------------
                                                 William D. Sprague
                                                 Vice President, General Counsel
                                                 and Secretary



          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William D. Sprague or R. David Yost as his/her attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place, and stead, in any and all capacities, to sign and file Registration Statement(s) and any and all pre- or post-effective amendments to such Registration Statement(s), with all exhibits thereto and hereto, and other documents with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this prospectus has been signed by the following persons in the capacities and on the dates indicated.

         Name                              Title                         Date
/s/ R. David Yost
------------------------
 R. David Yost             Chairman, Chief Executive Officer and       August 24, 2001
                           Director (Principal Executive Officer)
/s/ Lawrence C. Karlson
------------------------
 Lawrence C. Karlson       Vice Chairman and Lead Director             August 24, 2001

/s/ Bruce C. Bruckman
------------------------
 Bruce C. Bruckman         Director                                    August 24, 2001

/s/ Richard C. Gozon
------------------------
 Richard C. Gozon          Director                                    August 24, 2001

/s/ George Strong
------------------------
 George Strong             Director                                    August 24, 2001

/s/ Edward Hagenlocker
------------------------
 Edward Hagenlocker        Director                                    August 24, 2001

/s/ J. Lawrence Wilson
------------------------
 J. Lawrence Wilson        Director                                    August 24, 2001

/s/ Barton J. Winokur
------------------------
 Barton J. Winokur         Director                                    August 24, 2001

/s/ George L. James, III
------------------------
 George L. James, III      Vice President and Chief Financial Officer  August 24, 2001
                           (Principal Financial Officer)
/s/ Michael D. DiCandilo
------------------------
 Michael D. DiCandilo      Vice President, Controller (Principal       August 24, 2001
                           Accounting Officer)